     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1996


                                                       REGISTRATION NO. 333-3344
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             SUSA PARTNERSHIP, L.P.
             (Exact name of registrant as specified in its charter)

          TENNESSEE                 62-1554135
 (State or other jurisdiction    (I.R.S. Employer
              of                  Identification
incorporation or organization)         No.)

                   10440 LITTLE PATUXENT PARKWAY, SUITE 1100
                            COLUMBIA, MARYLAND 21044
                                 (410) 730-9500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               MR. DEAN JERNIGAN
                   10440 LITTLE PATUXENT PARKWAY, SUITE 1100
                            COLUMBIA, MARYLAND 21044
                                 (410) 730-9500
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                    COPY TO:
                                RANDALL S. PARKS
                               HUNTON & WILLIAMS
                          RIVERFRONT PLAZA, EAST TOWER
                               951 E. BYRD STREET
                         RICHMOND, VIRGINIA 23219-4074

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
                IN LIGHT OF MARKET CONDITIONS AND OTHER FACTORS.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering." / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering." / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box." / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 23, 1996

PROSPECTUS
                                  $250,000,000

                             SUSA PARTNERSHIP, L.P.

                                DEBT SECURITIES
                               ------------------


    SUSA Partnership, L.P. (the "Partnership"), may from time to time offer in one or more series unsecured, non-convertible debt securities ("Debt Securities") having an aggregate initial public offering price not to exceed $250,000,000, on terms to be determined at the time of offering. The Debt Securities may be offered by the Partnership in separate series, in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement"). At least one nationally recognized statistical rating organization will have assigned an investment grade rating to the Debt Securities at the time of sale.


    The Debt Securities will be effectively subordinated to any secured indebtedness of the Partnership. At March 31, 1996, the Partnership had $6.6 million in secured indebtedness outstanding. The Debt Securities will rank in pari passu with all other unsecured and unsubordinated indebtedness of the Partnership. Subject to certain limitations set forth in the indenture regarding the Debt Securities, the Operating Partnership may incur additional secured or unsecured indebtedness. See "Description of Debt Securities -- Certain Covenants
- --  Limitations  on  Incurrence  of  Indebtedness."  Except  as  described under
"Description  of  Debt   Securities  --  Merger,   Consolidation  or  Sale"   or
"Description of Debt Securities -- Certain Covenants" or as may be set forth in any Prospectus Supplement, the applicable indenture will not contain any provisions that would limit the ability of the Partnership to incur indebtedness or that would afford holders of the Debt Securities protection in the event of a significant transaction involving the Partnership that may adversely affect the holders of the Debt Securities.

    The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the specific title, aggregate principal amount, form (which may be certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants, and any initial public offering price. The applicable Prospectus Supplement will also contain information, where applicable, concerning material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered thereby.

    The Debt Securities may be offered directly, through agents designated from time to time by the Partnership, or to or through underwriters or dealers. If any designated agents or any underwriters are involved in the sale of Debt Securities, they will be identified and their compensation will be described in the applicable Prospectus Supplement. See "Plan of Distribution." No Debt Securities may be sold without delivery of the applicable Prospectus Supplement describing such Debt Securities and the method and terms of the offering thereof.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION  NOR HAS THE
       SECURITIES AND EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES
            COMMISSION  PASSED UPON THE  ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO  THE
                           CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

          THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED
                ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

   UNTIL            , 1996, ALL DEALERS EFFECTING TRANSACTIONS IN REGISTERED
                                  SECURITIES,
WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A
                                  PROSPECTUS.

               The date of this Prospectus is            , 1996.

                             AVAILABLE INFORMATION

    The Partnership and its general partner, Storage USA, Inc. (the "Company"), are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, the Partnership will file reports and other information with the Securities and Exchange Commission (the "Commission") and the Company files reports, proxy statements and other information with the Commission. Information for the Partnership is substantially identical to that for the Company. The reports, proxy statements and other information filed by the Partnership and the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048, and can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. In the case of the Company, such materials can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    This Prospectus is part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company (File No. 001-12910) with the Commission pursuant to the Exchange Act are incorporated herein by reference:


        (i) Annual Report on Form 10-K, for the year ended December 31, 1995, as amended by the Annual Report on Form 10-K/A-1, filed on June 27, 1996;



        (ii) Quarterly Report on Form 10-Q, for the quarter ended March 31, 1996, as amended by the Quarterly Report on Form 10-Q/A, filed on June 27, 1996;



       (iii) Current Reports on Form 8-K filed on March 7, April 1 and April 5 and the Current Report on Form 8-K filed on June 21, 1996, as amended by the Current Report on Form 8-K/A filed on July 17, 1996; and


       (iv) the 1996 Annual Meeting Proxy Statement filed on April 5, 1996 (excluding information under the headings "Report of the Compensation Committee on Executive Compensation" and "Performance Graph".

    All documents filed by the Partnership and the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of all of the Debt Securities shall be deemed to be incorporated by reference herein.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement relating to a specific offering of Debt Securities or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement.

    The Partnership will provide on request and without charge to each person to whom this Prospectus is delivered a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to SUSA Partnership, L.P., 10440 Little Patuxent Parkway, Suite 1100, Columbia, Maryland 21044, Attention: Storage USA, Inc., Secretary (telephone (410) 730-9500).

                                THE PARTNERSHIP

    The Partnership is managed by its general partner, Storage USA, Inc. The Company is a self-managed, self-advised real estate investment trust ("REIT") engaged in the business of owning, managing, acquiring and developing self-storage facilities. The Company operates through the Partnership, in which it owns approximately a 95% interest and through SUSA Management, Inc., which provides self-storage management and ancillary services to the Partnership and in which the Partnership owns a 99% economic interest. The description of business, property information, policies with respect to certain activities and management information for the Partnership are substantially identical to that of the Company. Such information may be found in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended, and in the Company's 1996 Annual Meeting Proxy Statement filed April 5, 1996. At March 31, 1996, the Partnership owned 166 facilities containing 11.1 million net rentable square feet in 24 states and the District of Columbia and managed for others 29 facilities containing an additional 1.8 million net rentable square feet. Average physical and economic occupancy for the facilities owned by the Partnership at March 31, 1996, were 88% and 81%, respectively. Average weighted annual rent per square foot for these facilities was $9.40.

    The Partnership is a Tennessee limited partnership and the Company is a Tennessee corporation. Their executive offices are located at 10440 Little Patuxent Parkway, Suite 1100, Columbia, Maryland 21044 and their telephone number is (410) 730-9500.

                                USE OF PROCEEDS

    Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of any Debt Securities will be used by the Partnership for general partnership purposes, which may include repayment of indebtedness, making improvements to properties and the acquisition and development of additional properties.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The Partnership's ratio of earnings to fixed charges for the quarter ended March 31, 1996 was 5.43 and for the year ended December 31, 1995, was 7.73. For the period January 1, 1994, through March 23, 1994, fixed charges exceeded earnings by $165,000. The Partnership's ratio of earnings to fixed charges for the period March 24, 1994, to December 31, 1994 was 9.16 and the Partnership's pro forma ratio of earnings to fixed charges for the year ended December 31, 1994, was 8.63. The pro forma results of operations from which the ratio of earnings to fixed charges for 1994 is calculated reflect the Partnership's annual results of operations and assume that the Company's initial public offering and related transactions, including the contribution of the net proceeds from such offering to the Partnership, were completed on January 1, 1994. The Partnership's ratio of earnings to fixed charges for the years ended December 31, 1993 was 1.10. For the years ended December 31, 1992 and 1991, respectively, fixed charges exceeded earnings by $3.0 and $4.2 million.

    The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings consist of income before extraordinary items plus fixed charges other than capitalized interest, and fixed charges consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense. To date, the Partnership has not issued any preferred interests in the Partnership; therefore, the ratios of earnings to combined fixed charges and preferred share dividends are identical.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Debt Securities.

    The  Debt Securities  will be issued  under an  indenture to be  dated as of
           , 1996, as amended or supplemented from time to time (the "Indenture"), between the Partnership and The First National Bank of Chicago, as trustee (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust services office of the Trustee at One First National Plaza -- Suite 0126, Chicago, Illinois 60670 or as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

    Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

GENERAL


    The Debt Securities will be direct, unsecured obligations of the Partnership and will rank in pari passu with all other unsecured and unsubordinated indebtedness of the Partnership. The Debt Securities are non-convertible and will be effectively subordinated to any secured indebtedness of the Partnership. At least one nationally recognized statistical rating organization will have assigned an investment grade rating to the Debt Securities at the time of sale. At March 31, 1996, the Partnership had $6.6 million in secured indebtedness outstanding. The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company as sole general partner of the Partnership or as established in the Indenture in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).


    The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 610). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

    The applicable Prospectus Supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities: (1) the title of such Debt Securities;
(2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (3) the Person to whom any interest on a Debt Security shall be payable, if other than the Person in whose name the Debt Security is registered; (4) the date or dates on which the principal of any of such Debt Securities will be payable; (5) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (6) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Partnership; (8) the obligation, if any, of the Partnership to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which, and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (9) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (11) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (12) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (13) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indenture described under "-- Defeasance and Covenant Defeasance -- Defeasance and Discharge" or "-- Defeasance and Covenant Defeasance -- Covenant Defeasance", or under both such captions; (14) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Debt Securities and, if so, the respective Depositaries for such Global Debt Securities, the form of any legend or legends to be borne by any such Global Debt Security in addition to or in lieu of the legend referred to under "-- Form, Exchange and Transfer -- Global Debt Securities" and, if different from those described under such caption, any circumstances under which any such Global Debt Security may be exchanged in whole or in part for Debt Securities registered, and any transfer of such Global Debt Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Debt Security or its nominee; (15) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders thereof to declare the principal amount of any of such Debt Securities due and payable; (16) any addition to or change in the covenants in the Indenture described under "-- Certain Covenants" applicable to any of such Debt Securities; and (17) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

    Debt Securities, including Original Issue Discount Debt Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount may be described in the applicable Prospectus Supplement.

    Except as described under "-- Merger, Consolidation or Sale" or "-- Certain Covenants" or as may be set forth in any Prospectus Supplement, the Indenture does not contain any provisions that would limit the ability of the Partnership to incur indebtedness or that would afford holders of the Debt Securities protection in the event of (i) a highly leveraged or similar transaction involving the Partnership, the management of the Partnership, or any affiliate of any such party, (ii) a change of control or (iii) a reorganization, restructuring, merger or similar transaction involving the Partnership that may adversely affect the holders of the Debt Securities. In addition, subject to the limitations set forth under "-- Merger, Consolidation or Sale," the Partnership may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Partnership, that would increase the amount of the Partnership's indebtedness or substantially reduce or eliminate the Partnership's assets, which may have an adverse effect on the Partnership's ability to service its indebtedness, including the Debt Securities. However, restrictions on ownership and transfers of the Company's Common Stock designed to preserve its status as a REIT may act to prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, REGISTRATION AND TRANSFER

    The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

    At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Debt Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

    Subject to the terms of the Indenture and the limitations applicable to Global Debt Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Partnership for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Partnership has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Partnership for any Debt Securities will be named in the applicable Prospectus Supplement. (Section 305) The Partnership may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Partnership will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

    If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, the Partnership will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing, (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part or (iii) to issue, register the transfer of or exchange any Debt Security that has been surrendered for payment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid. (Section
305)

GLOBAL DEBT SECURITIES

    Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Debt Securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Debt Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture. (Section 305)

    Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Debt Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Debt Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Debt Security or any nominee of such Depositary unless (i) the Depositary has notified the Partnership that it is unwilling or unable to continue as Depositary for such Global Debt Security or has ceased to be qualified to act as such as required by the Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Debt Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement (Section 305). All securities issued in exchange for a Global Debt Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

    As long as the Depositary, or its nominee, is the registered Holder of a Global Debt Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Debt Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indenture (Section 308). Except in the limited circumstances referred to above, owners of beneficial interests in a Global Debt Security will not be entitled to have such Global Debt Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Debt Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indenture. All payments of principal of and any premium and interest on a Global Debt Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Debt Security.

    Ownership of beneficial interests in a Global Debt Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Debt Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Debt Security to the accounts of its participants. Ownership of beneficial interests in a Global Debt Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and others matters relating to beneficial interests in a Global Debt Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Partnership, the Trustee or any agent of the Partnership or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Debt Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

    Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, beneficial interests in a Global Debt Security, in some cases, may trade in the Depositary's same-day funds settlement system, in which secondary market trading activity in those beneficial interests would be required by the Depositary to settle in immediately available funds. The Partnership cannot predict the effect, if any, that settlement in immediately available funds would have on trading activity in such beneficial interests. Also, settlement for purchases of beneficial interests in a Global Debt Security upon the original issuance thereof may be required to be made in immediately available funds.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

    Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Partnership may designate for such purpose from time to time, except that at the option of the Partnership payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in the City of New York will be designated as the Partnership's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Partnership for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Partnership may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Partnership will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

    All moneys paid by the Partnership to a Paying Agent for the payment of the principal of, or any premium or interest on, any Debt Security that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Partnership, and the Holder of such Debt Security thereafter may look only to the Partnership for payment thereof. (Section 1003)

    Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof SHALL be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable supplement (Section 307).

MERGER, CONSOLIDATION OR SALE

    The Partnership may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "successor Person"), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Partnership, UNLESS (i) the successor Person (if any) is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction and assumes, by a supplemental indenture, the Partnership's obligations on the Debt Securities and under the Indenture, (ii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of the Partnership or any Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (iii) certain other conditions are met. (Section 801)

CERTAIN COVENANTS

    EXISTENCE. Except as permitted under "-- Merger, Consolidation or Sale," the Partnership will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the Debt Securities (Section 1005).

    MAINTENANCE OF PROPERTIES. The Partnership will be required to cause all properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Partnership shall not be prevented from discontinuing the operation or maintenance of any of its properties if such discontinuance is, in the judgment of the Partnership, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the Holders. (Section 1006).

    INSURANCE. The Partnership will be required to, and to cause each of its subsidiaries to, keep all of its insurable properties insured against loss or damage with insurers of recognized responsibility in commercially reasonable amounts and types (Section 1008).

    PAYMENT OF TAXES AND OTHER CLAIMS. The Partnership will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon the Partnership or any subsidiary or upon the income, profits or property of the Partnership or any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Partnership or any subsidiary; provided, however, that the Partnership shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings. (Section 1007).

    PROVISION OF FINANCIAL INFORMATION. Whether or not the Partnership is subject to Section 13 or Section 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, the Partnership will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Partnership would have been required to file with the Commission pursuant to such Section 13 or Section 15(d) (the "Financial Statements") if the Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Partnership would have been required so to file such documents if the Partnership were so subject. The Partnership will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders of Debt Securities whose names appear in the security register for such Debt Securities (the "Holders"), as their names and addresses appear in the security register for such Debt Securities, without cost to such Holders, copies of the annual reports and quarterly reports which the Partnership would have been required to file with the Commission pursuant to
Section 13 or Section 15(d) of the Exchange Act if the Partnership were subject to such Sections and (ii) file with any Trustee copies of the annual reports, quarterly reports and other documents which the Partnership would have been required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act if the Partnership were subject to such Sections and (y) if filing such documents by the Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder. (Section 1010).

    LIMITATIONS ON INCURRENCE OF INDEBTEDNESS. The Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness (as defined below), other than inter-company debt representing Indebtedness to which the only parties are the Company, the Partnership and any of their Subsidiaries (but only so long as such Indebtedness is held solely by any of the Company, the Partnership and any Subsidiary) that is subordinate in right of payment to Outstanding Debt Securities if, immediately after giving effect to the incurrence of such additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of the Partnership and its Subsidiaries on a consolidated basis is greater than 60% of the sum of (i) Total Assets (as defined below) as of the end of the calendar quarter covered in the Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Trustee (or such reports of the Company if filed by the Partnership with the Trustee in lieu of filing its own reports) prior to the incurrence of such additional Indebtedness and (ii) the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Indebtedness (such increase, together with the Total Assets, is referred to as "Adjusted Total Assets"). (Section 1009)

    In addition to the foregoing limitation on the incurrence of Indebtedness, the Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge (in each case as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than 1.5 to 1, on a pro forma basis, after giving effect to the incurrence of such Indebtedness and to the application of the proceeds therefrom and calculated on the assumption that (i) such Indebtedness and any other Indebtedness incurred by the Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of such period, (ii) the repayment or retirement of any other Indebtedness by the Partnership or its Subsidiaries since the first day of such four-quarter period and had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period), (iii) the income earned on any increase in Adjusted Total Assets since the end of such four-quarter period had been earned on an annualized basis, during such period, and (iv) in the case of any acquisition or disposition by the Partnership or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment Indebtedness had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation. (Section 1009)

    For purposes of the foregoing provisions regarding the limitation on the incurrence of Indebtedness, Indebtedness shall be deemed to be "incurred" by the Partnership or a Subsidiary whenever the Partnership and its Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof. (Section 1009)

    MAINTENANCE OF TOTAL UNENCUMBERED ASSETS. For so long as there are Outstanding any Debt Securities (other than Debt Securities that are not, by their terms, entitled to the benefit of this covenant), the Partnership is required to maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of all outstanding Unsecured Indebtedness. (Section 1009)

    As used herein:

        "ANNUAL SERVICE CHARGE" as of any date means the maximum amount which is payable in any 12-month period from such date for interest and required amortization (including amounts payable to sinking funds or similar arrangements for the retirement of debt which matures serially, but excluding principal payable at final maturity of such debt) on Indebtedness of the Partnership and its Subsidiaries.

        "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income plus amounts which have been deducted for (a) interest on Indebtedness of the Partnership and its Subsidiaries, (b) provision for taxes of the Partnership and its Subsidiaries based on income,
    (c) amortization of Indebtedness discount, (d) provisions for gains and losses on properties, (e) depreciation and amortization, (f) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period, (g) amortization of deferred charges and (h) the effect of net income (or loss) of joint ventures in which the Partnership or any Subsidiary owns an interest to the extent not providing a source of, or requiring a use of, cash, respectively.

        "CONSOLIDATED NET INCOME" for any period means the amount of consolidated net income (or loss) of the Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

        "INDEBTEDNESS" of the Partnership or any Subsidiary means any indebtedness of the Partnership or such Subsidiary, as applicable, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by a mortgage, pledge, lien, charge, encumbrance of any security interest existing on property owned by the Partnership or such Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Partnership or such Subsidiary as lessee which is reflected in the Partnership's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Partnership's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the Partnership or such Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Partnership or any Subsidiary).

        "SUBSIDIARY" means a corporation, partnership or limited liability company more than 50% of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Partnership or by one or more other Subsidiaries, or by the Partnership and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

        "TOTAL ASSETS" as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable).

        "TOTAL UNENCUMBERED ASSETS" means the sum of (i) those Undepreciated Real Estate Assets which have not been pledged, mortgaged or otherwise encumbered by the owner thereof to secure Indebtedness, excluding infrastructure assessment bonds and (ii) all other assets of the Partnership and its Subsidiaries determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable) which have not been pledged, mortgaged or otherwise encumbered by the owner thereof to secure Indebtedness.

        "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

        "UNSECURED INDEBTEDNESS" means Indebtedness which is (i) not subordinated to any other Indebtedness and (ii) not secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the properties of the Partnership or any Subsidiary.

    ADDITIONAL  COVENANTS.    Any  additional  or  different  covenants  of  the
Partnership with respect to any series of Debt Securities will be set forth in the applicable Prospectus Supplement.

EVENTS OF DEFAULT

    Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay any interest on any Debt Securities of that series when due, that has continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Partnership in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), that has continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture; (e) failure to pay when due (subject to any applicable grace period) the principal of, or acceleration of, any indebtedness for money borrowed by the Partnership, if, in the case of any such failure, such indebtedness has not been discharged or, in the case of any such acceleration, such indebtedness has not been discharged or such acceleration has not been rescinded or annulled, in each case within 10 days after written notice has been given by the Trustee, or the

Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture, if the aggregate outstanding principal amount of indebtedness under the instrument with respect to which such default or acceleration has occurred exceeds $10 million; (f) certain events of bankruptcy, insolvency or reorganization of the Partnership or any Significant Subsidiary or any of their respective property; and (g) any other event of default provided with respect to a particular series of Debt Securities. (Section 501)

    If  an Event of Default (other than  an Event of Default described in clause
(f) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (f) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Debt Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "-- Modification and Waiver".

    Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

    No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

    Within 120 days after the close of each fiscal year, the Partnership will be required to furnish to the Trustee a statement by certain of the Company's officers as to whether the Partnership, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by the Partnership and the Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Debt Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, (g) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (h) modify such provisions with respect to modification and waiver. (Section 902)

    The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by the Partnership with certain restrictive provisions of the Indenture. (Section 1011) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture that cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

    The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date (i) the principal amount of an Original Issue Discount Debt Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date and (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security. Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

    Except in certain limited circumstances, the Partnership will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Partnership (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

    Modifications and amendments of the Indenture may be made by the Partnership and the Trustee without the consent of any holders of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Partnership and the assumption by such successor of the covenants of the
Partnership in the Indenture and the Debt Securities; (ii) to add to the covenants of the Partnership for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Partnership in the Indenture; (iii) to add events of default for the benefit of the holders of all or any series of Debt Securities; (iv) to add to or change any provisions of the Indenture as necessary to permit or facilitate the issuance of Debt Securities in uncertificated form; (v) to add to, change or eliminate any of the provisions of the Indenture with respect to one or more series of Debt Securities, so long as the changes (A) do not (1) apply to any Debt Securities of any series created prior to such modification or amendment and entitled to the benefit of such provision or (2) modify the rights of the holder of any such Debt Security with respect to such provision, or (B) will only become effective when there is no such Debt Security Outstanding; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series as permitted in the Indenture; or (viii) to provide for the acceptance of appointment by a successor Trustee. (Section 901)

DEFEASANCE AND COVENANT DEFEASANCE

    If and to the extent indicated in the applicable Prospectus Supplement, the Partnership may elect, at its option at any time, to have the provisions of
Section 1302 of the Indenture, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

    DEFEASANCE AND DISCHARGE. The Indenture provides that, upon the Partnership's exercise of its option (if any) to have Section 1302 applied to any Debt Securities, the Partnership will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Partnership has delivered to the Trustee an Opinion of Counsel to the effect that the Partnership has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

    DEFEASANCE OF CERTAIN COVENANTS. The Indenture provides that, upon the Partnership's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, the Partnership may omit to comply with certain restrictive covenants, including those described under "Certain Covenants," in the last sentence under "Merger, Consolidation or Sale" and any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) and clauses (e) and (g) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. The Partnership, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Partnership will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Partnership exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Partnership would remain liable for such payments. (Sections 1303 and 1304) "U.S. Government Obligations" means securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as a agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian of the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt. (Section 1304)

NOTICES

    Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and
106)

TITLE

    The Partnership, the Trustee and any agent of the Partnership or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

NO CONVERSION RIGHTS

    The Debt Securities will not be convertible into or exchangeable for any capital stock of the Company or equity interest in the Partnership.

                              PLAN OF DISTRIBUTION

    The Partnership may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Debt Securities, underwriters may receive compensation from the Partnership or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Partnership and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933 (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from the Partnership will be described, in the Prospectus Supplement.

    Under agreements which may be entered into by the Partnership, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Partnership against certain liabilities, including liabilities under the Act.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company and the Partnership in the ordinary course of business.

                          VALIDITY OF DEBT SECURITIES

    The validity of the Debt Securities will be passed upon for the Partnership by Hunton & Williams, Richmond, Virginia.

                                    EXPERTS

    The consolidated financial statements of the Partnership as of December 31, 1995 and 1994, and for the year ended December 31, 1995, and for the period from March 23, 1994 (inception) to December 31, 1994, and the combined results of Storage USA, Inc. (the "Predecessor") for the period from January 1, 1994 through March 23, 1994 and for the year ended December 31, 1993, appearing in this Prospectus and Registration Statement have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein. Such financial statements are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of the Company incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1995, and Historical Summaries of Combined Gross Revenue and Direct Operating Expenses for the year ended December 31, 1994 included in the Company's Current Report on Form 8-K filed on April 5, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             SUSA PARTNERSHIP, L.P.
                       CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE QUARTER ENDED MARCH 31, 1996
                                  (UNAUDITED)

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

    The following discussion and analysis of the consolidated financial condition and results of operations of the Operating Partnership should be read in conjunction with the Consolidated Financial Statements and Notes thereto. References to the Operating Partnership include SUSA Management, Inc., a wholly owned subsidiary. Storage USA, Inc., ("the Company") a self-managed real estate investment trust ("REIT") is the sole general partner of the Operating Partnership.

    Due to the substantial number of facilities acquired from March 31, 1995 to March 31, 1996, management believes that it is meaningful and relevant in understanding the present and ongoing operations of the Operating Partnership to compare certain information using occupancy, per square foot and pro forma data.

    The following are definitions of terms used throughout this discussion in analyzing the Operating Partnership's business. PHYSICAL OCCUPANCY is defined as the total net rentable square feet rented as of the date computed divided by the total net rentable square feet available. GROSS POTENTIAL INCOME is defined as the sum of all units available to rent at a facility multiplied by the market rental rate applicable to those units as of the date computed. EXPECTED INCOME is defined as the sum of the monthly rent being charged for the rented units at a facility as of the date computed. ECONOMIC OCCUPANCY is defined as the Expected Income divided by the Gross Potential Income. RENT PER SQUARE FOOT is defined as the annualized result of dividing Gross Potential Income on the date computed by total net rentable square feet available. DIRECT PROPERTY OPERATING COST is defined as the costs incurred in the operation of a facility, such as utilities, real estate taxes, and on-site personnel. INDIRECT PROPERTY OPERATIONS COST is defined as costs incurred in the management of all facilities, such as accounting personnel and management level operations personnel. NET OPERATING INCOME ("NOI") is defined as total property revenues less Direct Property Operating Costs.

RESULTS OF OPERATIONS -- QUARTER ENDED MARCH 31, 1996 COMPARED TO QUARTER ENDED MARCH 31, 1995.

    In the first quarter of 1996, the Operating Partnership reported growth in revenue, income from property operations and net income, respectively, of $9 million, $5.7 million and $2.9 million over the same quarter of 1995. Since March 31,1995, the Operating Partnership has acquired 67 facilities and completed construction and opened one new facility. These 68 facilities added 47,620 units, and 4.7 million square feet, bringing the total square feet and units of the 166 facilities owned by the Operating Partnership at March 31, 1996 to 11.1 million square feet and 110,010 units, respectively. For the first quarter of 1996, the 98 facilities owned during the first quarter of 1995, provided 59% of the Operating Partnership's rental income. These same facilities' rental income grew 7.2% over 1995 results. Most of this growth was provided by rate increases. At March 31, 1996, the physical and economic occupancy and rent per square foot on these facilities were 88%, 81%, and $9.61, respectively, while the figures for the same period ended in 1995 were 87%, 79%, and $8.93, respectively. The Operating Partnership's portfolio as a whole had average occupancy at March 31, 1996 of 88% physical and 81% economic, with an average rent per square foot of $9.40. Management income for the quarter ended March 31, 1996 remained relatively consistent with the comparable period in 1995. Other income, which reflects primarily sales of lock and packaging products and truck rentals, increased primarily due to property acquisitions.

    Cost of property operations and maintenance was $5.7 million for the quarter ended March 31, 1996, representing a $2.4 million increase over the first quarter of 1995. Cost of property operations and maintenance was 27% of revenues for both the quarter ended March 31, 1996 and for the quarter ended March 31, 1995.

    Real estate tax expense increased from $.8 million or 6.5 % of revenues for the quarter ended March 31, 1995 to $1.7 million or 7.9% of revenue for the quarter ended March 31, 1996. This growth as a percentage of revenue reflects the impact of reassessments on the properties purchased during 1994 and 1995. The majority of the increase is attributable to reassessments on acquisitions with the remainder attributable to increased tax rates or reassessments on properties owned for a full year. The Operating Partnership expects real estate tax expense as a percentage of revenues for the remainder of 1996 to remain consistent with the first quarter.

    General and administrative expense increased $0.3 million to $0.8 million for the first quarter of 1996 from the comparable quarter of 1995. As a percentage of revenues the expense fell from 4.2% for the quarter ended March 31, 1995 to 3.6% for the quarter ended March 31, 1996. The Operating Partnership expects that the expense will decline further as a percentage of revenue in 1996, while the gross expense will grow as the Operating Partnership expands its accounting, management information systems, and human resource departments, in connection with its ongoing growth strategy.

    Depreciation expense increased to $2.7 million for the quarter ended March 31, 1996 from $1.6 million for the comparable period in 1995, reflecting the increase in the number of facilities owned. The Operating Partnership has acquired approximately $179 million in depreciable assets since April 1, 1995.

    Interest expense for the quarter ended March 31, 1996 was $1.7 million as compared to $0.2 million for the comparable period in 1995. 1996 interest expense represents weighted average borrowings of $105 million under the Operating Partnership's lines of credit at a weighted average interest rate of 6.1%.

    Interest income was $0.15 million for the quarter ended March 31, 1996 as compared to $0.01 million for the quarter ended March 31, 1995. 1996 interest income represents earnings on overnight deposits and amounts contributed by the Company from earnings under the Company's 1995 Employee Stock Purchase and Loan Plan.

LIQUIDITY AND CAPITAL RESOURCES

    Cash provided from operations grew to $10.9 million for the three months ended March 31, 1996 from $5.9 million for the three months ended March 31, 1995. This increase is a result of the Operating Partnership's net income growing $2.9 million or 48% primarily as a result of the increase in number of facilities owned, and the improvement of operations at the facilities acquired plus depreciation and amortization of $2.7 million.

    The Operating Partnership's first quarter investing activities consisted of six facility acquisitions for approximately $22 million. In addition, the Operating Partnership acquired three parcels of land for $2.2 million to permit expansion of two facilities and the construction of a new self-storage facility. Three new property constructions are underway at an estimated cost of $11 million. Completion dates range from the second quarter of 1996 through 1997. A total of 15 expansion projects are in process with an estimated cost of $12 to $13 million with openings scheduled for late 1996 into 1997. The Operating Partnership currently plans to the develop 11 new facilities primarily in the Washington, D.C. and Memphis, TN metropolitan areas. The Operating Partnership expects that the cost of the land, the facility construction costs and the soft costs, such as capitalized interest, will total approximately $42 million. These contracts are subject to zoning approvals and other contingencies, and assuming successful completion of the development and construction process, the properties are expected to open during 1997 and 1998.

    On March 1, 1996, the Company entered into a Stock Purchase Agreement with Security Capital U.S. Realty ("US Realty"), an affiliate of Security Capital Group. Under the Stock Purchase Agreement, and pursuant to the terms and conditions thereof, US Realty will invest a total of $220 million in the Company, initially place two of its nominees on the Company's Board of Directors, one of whom the Company has been informed will be William D. Sanders, Chairman of the Board and Chief Executive Officer of Security Capital Group, and make available to the Company certain strategic advice, research and related information and expertise (the "Strategic Alliance"). As part of the transaction, on March 19, 1996, the Company issued to US Realty 1,948,882 shares of Common Stock, approximately 10.0% of the outstanding Common Stock, at a price of $31.30 per share, plus a purchase price adjustment for accrued dividends. At the same time, the Company executed a Strategic Alliance

Agreement and a Registration Rights Agreement with US Realty. The Company contributed the proceeds of the offering to the Operating Partnership, which used the proceeds to pay off $43.4 million of borrowings under the available lines of credit, for property acquisitions, and for working capital.

    At March 31, 1996, the Operating Partnership had $64.2 million of borrowings outstanding on its line of credit, $3.4 million of fixed rate debt maturing in 2001, $2.3 million of fixed rate debt maturing in 2006, and $0.9 million of fixed rate debt maturing in 2000. The Operating Partnership had $40.9 million of unused borrowing capacity under its lines of credit at March 31, 1996.

    During the quarter, the Operating Partnership issued approximately 48,000 units of limited partnership interest valued at approximately $1.5 million in connection with the acquisition of facilities. The Operating Partnership's acquisition of self-storage facilities using Units as consideration may partially defer the seller's tax liability.

    The Operating Partnership has entered into various property acquisition contracts for facilities with an aggregate cost of approximately $55.8 million. These acquisitions are subject to customary conditions to closing, including satisfactory due diligence and should close during the second quarter. Should these contracts be disapproved, the costs incurred by the Operating Partnership would be immaterial.

    On April 10, 1996, the Operating Partnership filed a shelf registration statement relating to $250 million of unsecured non convertible senior debt securities which should enable the Operating Partnership to access the public debt markets efficiently at opportune times.

FUNDS FROM OPERATIONS ("FFO")

    The  Operating  Partnership  believes  that  FFO  should  be  considered  in conjunction with its net income and cash flows to facilitate a clear understanding of its results of operations. FFO is defined as net income, computed in accordance with GAAP, excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO should not be considered an alternative to net income as a measure of the Company's performance or to cash flows as a measure of liquidity.

    Effective January 1, 1996, the National Association of Real Estate Investment Trusts amended its definition of FFO. The impact of conforming to the amended definition was to reduce FFO by approximately $104,000 and $50,000 for the three months ended March 31, 1996 and March 31, 1995, respectively. Because certain REITs may have not yet adopted the amended method of FFO computation, the Company's FFO and FFO per share may not be comparable to similarly titled measures of other REITs.

    The   following   table  illustrates   the   components  of   the  Operating
Partnership's FFO for the quarters ended March 31, 1996 and March 31, 1995.

                                                                THREE MONTHS    THREE MONTHS
                                                               MARCH 31, 1996  MARCH 31, 1995
                                                               --------------  ---------------
Net Income...................................................    $    8,886       $   5,939
Depreciation of real property................................         2,445           1,234
Amortization of lease guarantees.............................            53             192
Amortization of non-compete..................................            62              63
                                                               --------------       -------
Consolidated FFO.............................................    $   11,446       $   7,428
                                                               --------------       -------
                                                               --------------       -------

    The Company, in order to qualify as a REIT, is required to distribute a substantial portion of its net income as dividends to its shareholders. For the year ended December 31, 1995, those distributions were approximately 85% of the Company's FFO. It is the intent of the Operating Partnership that cash distributions will be made for each fiscal year to enable the Company to meet its distribution requirements for qualification as a REIT. While the Operating Partnership's goal is to generate and retain sufficient cash flow to meet its operating, capital, and debt service needs, its dividend requirements may require the Operating Partnership to utilize its bank lines of credit to finance property acquisitions and development and major capital improvements.

    The Operating Partnership has incurred approximately $0.2 million for regularly scheduled maintenance and repairs during the three months ended March 31, 1996. For the year, the Operating Partnership expects to incur approximately $1.2 million for scheduled maintenance and repairs and approximately $5.9 million to conform facilities acquired during 1995 and 1994 to Operating Partnership standards.

    The Operating Partnership believes that its liquidity and capital resources are adequate to meet its cash requirements relating to its existing operations for the next twelve months.

INFLATION

    The Operating Partnership does not believe that inflation has had or will have a direct effect on its operations. Substantially all of the leases at the facilities allow for monthly increases which provide the Operating Partnership with the opportunity to achieve increases in rental income as each lease matures.

SEASONALITY

    The Operating Partnership's revenues typically have been higher in the third and fourth quarter primarily because the Operating Partnership increases its rental rates on most of its storage units at the beginning of May, and to a lesser extent because self-storage facilities tend to experience greater occupancy during the late spring and early fall months due to the greater incidence of residential moves during those periods. The Operating Partnership believes that its tenant mix, rental structure, and expense structure provide adequate protection against undue fluctuations in cash flows and net revenues during off-peak seasons. Thus, the Operating Partnership does not expect seasonality to materially affect distributions to shareholders.

RECENT ACCOUNTING DEVELOPMENTS

    In October of 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") was issued. The standard is effective for fiscal years beginning after December 15, 1995. The Operating Partnership has continued to elect expense recognition under APB 25, and disclosing pro forma net income, and earnings per share information based on the FAS123 fair value methodology.

                             SUSA PARTNERSHIP, L.P.
                          CONSOLIDATED BALANCE SHEETS

                                           ASSETS

                                                                    AS OF         AS OF
                                                                  MARCH 31,    DECEMBER 31,
                                                                    1996           1995
                                                                 -----------  --------------
                                                                   (AMOUNTS IN THOUSANDS,
                                                                      EXCEPT UNIT DATA)
                                                                 (unaudited)
Investment in storage facilities, at cost:
  Land.........................................................   $ 147,113     $  139,603
  Buildings and equipment......................................     391,050        369,694
                                                                 -----------  --------------
                                                                    538,163        509,297
  Accumulated depreciation.....................................     (17,031)       (14,561)
                                                                 -----------  --------------
                                                                    521,132        494,736
  Cash & cash equivalents......................................       2,985          2,802
  Other assets.................................................      11,133         11,987
                                                                 -----------  --------------
    Total assets...............................................   $ 535,250     $  509,525
                                                                 -----------  --------------
                                                                 -----------  --------------


                             LIABILITIES & SHAREHOLDERS' EQUITY
Line of credit borrowings......................................   $  64,165     $  107,605
Mortgage notes payable.........................................       6,612          6,670
Accounts payable & accrued expenses............................       3,295          5,910
Distributions payable..........................................      10,149         --
Rents received in advance......................................       4,184          3,680
Minority interest..............................................         515            524
                                                                 -----------  --------------
    Total liabilities..........................................      89,920        124,389
                                                                 -----------  --------------
Partners' capital:
  General partnership units, 19,552,645 and 17,562,363
   outstanding.................................................     425,362        364,947
  Limited partnership units 1,073,231 and 1,025,423
   outstanding.................................................      28,948         26,916
  Notes receivable -- officers.................................      (7,980)        (6,727)
                                                                 -----------  --------------
    Total partners' capital....................................     446,330        385,136
                                                                 -----------  --------------
    Total liabilities & partners' capital......................   $ 535,250     $  509,525
                                                                 -----------  --------------
                                                                 -----------  --------------

                See notes to consolidated financial statements.

                             SUSA PARTNERSHIP, L.P
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          THREE MONTHS ENDED   THREE MONTHS ENDED
                                                                            MARCH 31, 1996       MARCH 31, 1995
                                                                          -------------------  -------------------
                                                                                   (AMOUNTS IN THOUSANDS,
                                                                                   EXCEPT PER UNIT DATA)
REVENUES:
  Rental income.........................................................      $    20,819          $    11,921
  Management income.....................................................              240                  244
  Other income..........................................................              274                  147
                                                                                 --------             --------
    Total revenues......................................................           21,333               12,312
                                                                                 --------             --------
EXPENSES:
  Cost of property operations & maintenance.............................            5,733                3,290
  Real estate taxes.....................................................            1,693                  806
  General & administrative..............................................              780                  512
  Depreciation & amortization...........................................            2,670                1,569
                                                                                 --------             --------
    Total expenses......................................................           10,876                6,177
                                                                                 --------             --------
INCOME FROM OPERATIONS..................................................           10,457                6,135
OTHER INCOME (EXPENSE)
  Interest expense......................................................           (1,665)                (157)
  Interest income.......................................................              155                   15
                                                                                 --------             --------
INCOME BEFORE MINORITY INTEREST.........................................            8,947                5,993
  Minority interest.....................................................              (61)                 (54)
                                                                                 --------             --------
NET INCOME..............................................................      $     8,886          $     5,939
                                                                                 --------             --------
                                                                                 --------             --------
NET INCOME PER UNIT.....................................................      $      0.47          $      0.43
WEIGHTED AVERAGE UNITS OUTSTANDING......................................           18,617               13,727
                                                                                 --------             --------
                                                                                 --------             --------

                See notes to consolidated financial statements.

                             SUSA PARTNERSHIP, L.P.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                          THREE MONTHS ENDED   THREE MONTHS ENDED
                                                                            MARCH 31, 1996       MARCH 31, 1995
                                                                          -------------------  -------------------
                                                                                   (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income............................................................      $     8,886          $     5,939
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization.......................................            2,670                1,569
    Minority interest...................................................               61                   54
    Changes in assets and liabilities:
      Other assets......................................................            1,583                 (660)
      Other liabilities.................................................           (2,109)              (1,078)
                                                                                 --------             --------
        Net cash provided by operating activities.......................           11,091                5,824
                                                                                 --------             --------
INVESTING ACTIVITIES:
  Acquisition and improvements of storage facilities....................          (27,329)             (12,065)
  Development of storage facilities.....................................             (930)             --
                                                                                 --------             --------
        Net cash used in investing activities...........................          (28,259)             (12,065)
                                                                                 --------             --------
FINANCING ACTIVITIES:
  Net borrowings/(repayments) under line of credit......................          (43,440)               5,850
  Mortgage principal payments...........................................              (58)                 (11)
  General partner contributions.........................................           60,919
  Distributions to minority interests...................................              (70)                 (60)
                                                                                 --------             --------
        Net cash provided by financing activities.......................           17,351                5,779
                                                                                 --------             --------
Net increase (decrease) in cash and equivalents.........................              183                 (462)
Cash and equivalents, beginning of period...............................            2,802                3,331
                                                                                 --------             --------
Cash and equivalents, end of period.....................................      $     2,985          $     2,869
                                                                                 --------             --------
                                                                                 --------             --------
Supplemental schedules of non-cash activities:
  Storage facilities acquired in exchange for Operating Partnership
   Units................................................................      $     1,538              --
  Operating Partnership Units issued in exchange for notes receivable...      $     1,253              --
                                                                                 --------             --------
                                                                                 --------             --------

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                       (THOUSANDS, EXCEPT PER UNIT DATA)

1.  UNAUDITED INTERIM FINANCIAL STATEMENTS
    Interim consolidated financial statements of SUSA Partnership, L.P. (The "Operating Partnership") are prepared pursuant to the requirements for reporting on Form 10-Q. Accordingly, certain disclosures accompanying annual financial statements prepared in accordance with generally accepted accounting principles are omitted. In the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of consolidated financial statements for the interim periods have been included. The current period's results of operations are not necessarily indicative of results which ultimately may be achieved for the year. The interim consolidated financial statements and notes thereto should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K, as filed with the Securities and Exchange Commission.

2.  ORGANIZATION
    The Operating Partnership, which commenced operation on March 23, 1994, is engaged in owning, developing, constructing and operating self-storage facilities throughout the United States. The sole general partner in the
Operating Partnership, Storage USA, Inc. (the "Company"), a Tennessee corporation, is a self-administered and self-managed real estate investment trust ("REIT").

    On March 23, 1994, the Company contributed substantially all of its net assets of approximately $109,969 to the Operating Partnership in exchange for an approximately 98.9% general partnership interest in the Operating Partnership. In addition, the Operating Partnership formed SUSA Management, Inc., ("SUSA Management") to provide self-storage management to third parties and certain ancillary services. The Operating Partnership owns 99% of the economic interest of SUSA Management.

3.  PARTNERSHIP CAPITAL

                        FORMATION OF STRATEGIC ALLIANCE

    On March 1, 1996, the Company, as corporate general partner, entered into a Stock Purchase Agreement with Security Capital U.S.Realty (US Realty), an affiliate of Security Capital Group. Under the Stock Purchase Agreement, subject to the terms and conditions thereof, US Realty will invest a total of $220,000 in the Company, initially place two of its nominees on the Company's Board of Directors, one of whom the Company has been informed will be William D. Sanders, Chairman of the Board and Chief Executive Officer of Security Capital Group, and make available to the Company certain strategic advice, research and related information and expertise (the "Strategic Alliance"). As part of the transaction, on March 19, 1996, the Company issued to US Realty 1,948,882 shares of Common Stock, approximately 10.0% of the outstanding Common Stock, at a price of $31.30 per share, plus a purchase price adjustment for accrued dividends less issuance costs. At the same time, the Company executed a Strategic Alliance Agreement and a Registration Rights Agreement with US Realty.

    After the Strategic Alliance has been approved by the shareholders of the Company, and prior to December 31, 1996, the Company will issue to US Realty an additional 5,079,872 shares of the Company's common stock at the same price for an aggregate of $159,000. After acquiring the additional shares (and assuming no other change in the number of outstanding shares) US Realty will own approximately 28.6% of the outstanding Common Stock. The proceeds of additional fundings will be contributed to the Operating Partnership in exchange for additional Operating Partnership Units and used to support the acquisition and development of self-storage facilities.

                                 MARCH 31, 1996
                       (THOUSANDS, EXCEPT PER UNIT DATA)

3.  PARTNERSHIP CAPITAL (CONTINUED)
    The Company has agreed to submit to the shareholders a proposal to amend the ownership limitations of the Company's Charter to permit US Realty to acquire up to 37.5% of the Company's capital stock. The Strategic Alliance, the amendment and certain related transactions have been submitted to shareholders for approval at the Company's 1995 annual meeting to be held June 5, 1996.

                     EMPLOYEE STOCK PURCHASE AND LOAN PLAN

    The Company established the 1995 Employee Stock Purchase and Loan Plan. Under the terms of the partnership agreement, all proceeds from the issuance of common stock under the plan are contributed to the Operating Partnership in exchange for Operating Partnership units. In March of 1996, the Company issued 40,000 shares of its common stock under the plan. Pursuant to the terms of the plan, the Company and certain officers entered into stock purchase agreements whereby the officers purchased common stock at the then current stock price. The Company provides 100% financing for the purchase of the shares with interest at 7% per anum payable quarterly. The underlying notes are secured by the shares and mature in November 2002. At March 31, 1996, there are 270,000 shares outstanding under the plan.

4.  INVESTMENT IN STORAGE FACILITIES
    The following summarizes activity in storage facilities during the period:

COST:
  Balance on January 1, 1996.....................................  $ 509,297
  Property acquisitions..........................................     24,578
  Land acquisitions..............................................      2,200
  Improvements...................................................      2,088
                                                                   ---------
    Balance at March 31, 1996....................................  $ 538,163
                                                                   ---------
                                                                   ---------
ACCUMULATED DEPRECIATION:
  Balance at January 1, 1996.....................................  $  14,561
  Additions during the period....................................      2,470
                                                                   ---------
    Balance at March 31, 1996....................................  $  17,031
                                                                   ---------
                                                                   ---------

    Unaudited pro forma combined results of operations of the Operating Partnership for three months ended March 31, 1996 are presented below. Such pro forma presentation has been prepared assuming that the acquisition of the 6 properties acquired during the quarter had been completed as of January 1, 1996.

                                                                                PRO FORMA FOR
                                                                                QUARTER ENDED
                                                                                MARCH 31, 1996
                                                                                --------------
Revenues......................................................................    $   22,224
Net income....................................................................    $    9,271
Earnings per unit.............................................................    $     0.49

    The unaudited pro forma information is not necessarily indicative of what actual results of operations of the Operating Partnership would have been assuming such transactions had been completed as of January 1, 1996, nor does it purport to represent the results of operations for future periods.

                                 MARCH 31, 1996
                       (THOUSANDS, EXCEPT PER UNIT DATA)

5.  LINE OF CREDIT BORROWINGS
    Line of credit borrowings at March 31, 1996 consists of $64,165 of borrowings under a $75,000 line of credit with a group of commercial banks. This line bears interest at various spreads over a base rate based on the Operating Partnership's debt service coverage. During the first quarter of 1996, the weighted average borrowing was $105,540, and the weighted average interest rate was 6.1%. The Operating Partnership also has a line of credit with a commercial bank which bears interest at Prime or LIBOR plus 2.25%. During the quarter, the commercial bank agreed to release the mortgages collateralizing the line and increase the amount available under the line from $23 million to $30 million, with an initial maturity of July 1, 1996.

6.  INTEREST RATE SWAP AGREEMENT
    In anticipation of a debt offering in 1996, the Operating Partnership entered into an interest rate swap agreement in October 1995, with the objective of reducing its exposure to future interest rate fluctuations. The agreement involved the exchange of a variable rate for a fixed rate interest payment obligation. On March 8, 1996, the Operating Partnership closed the interest rate swap agreement and received proceeds of approximately $50. The Operating Partnership filed a $250,000 debt shelf registration statement on Form S-3 with the Securities and Exchange Commission on April 10, 1996. Upon successful completion of an offering of unsecured debt securities under the shelf, the Operating Partnership will recognize the gain as a yield adjustment over the life of the debt.

7.  COMMITMENTS AND CONTINGENCIES

    PROPERTY DEVELOPMENT

    The Operating Partnership has entered into an agreement to develop a self-storage facility in Northern Virginia. The facility will be owned by the Operating Partnership and an unaffiliated third party. Under the terms of the agreement the Operating Partnership is required to fund the cost of construction, which is currently estimated to be approximately $6,500. As of March 31, 1996, the Operating Partnership has incurred costs of approximately $4,183. The facility is expected to be complete by the second quarter of 1996.

8.  SUBSEQUENT EVENTS
    Subsequent to March 31, 1996, the Operating Partnership has completed the acquisition of five self-storage facilities for approximately $16,000. These acquisitions were financed through operating cash flows and borrowings under the available line of credit. The Operating Partnership has entered into various property acquisition contracts with an aggregate cost of approximately $55,800. These acquisitions are subject to customary conditions to closing, including satisfactory due diligence and should close during the second quarter. Should these contracts be disapproved, the costs incurred by the Operating Partnership would be immaterial.

                             SUSA PARTNERSHIP, L.P.
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS:

    The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto. Storage USA, Inc. (the "Company") is the sole general partner in the Operating Partnership and is a self-administered, self-managed real estate investment trust ("REIT"). As discussed in Note 1 to the Consolidated Financial Statements, SUSA Partnership, L.P.'s (the "Operating Partnership") 1994 results of operations are presented from March 24, 1994, the date the Operating Partnership commenced operation. As discussed in Note 11 to the Consolidated Financial Statements, the accompanying combined financial statements for the periods prior to March 24, 1994, present only the "carved out" accounts of Storage USA, Inc. (the "Predecessor") comprised of the combined assets, liabilities, and operations of the Predecessor preceding the IPO, including 11 owned facilities and 6 controlled facilities and Storage USA Management Corp. The Predecessor completed its initial public offering (the "IPO") on March 23, 1994, forming the Company and the Operating Partnership. References to the "Operating Partnership" include SUSA Management, Inc., a wholly owned subsidiary.

    Due to the substantial number of facilities acquired during 1995 and 1994, management believes that it is meaningful and relevant in understanding the present and ongoing operations of the Operating Partnership to compare information using occupancy, per square foot and pro forma data. The assumptions underlying the pro forma data presented are described under "Pro Forma Results of Operations for the period January 1, 1994 through December 31, 1994."

    The following are definitions of terms used throughout this discussion in analyzing the Operating Partnership's business. Physical Occupancy is defined as the total net rentable square feet rented as of the date computed divided by the total net rentable square feet available. Gross Potential Income is defined as the sum of all units available to rent at a facility multiplied by the market rental rate applicable to those units as of the date computed.

    Expected Income is defined as the sum of the monthly rent being charged for the rented units at a facility as of the date computed. Economic Occupancy is defined as the Expected Income divided by the Gross Potential Income. Rent Per Square Foot is defined as the annualized result of dividing Gross Potential Income on the date computed by total net rentable square feet. Direct Property Operating Cost is defined as the costs incurred in the operation of a facility, such as utilities, real estate taxes, and on-site personnel. Indirect Property Operations Cost is defined as costs incurred in the management of all facilities, such as accounting personnel and management level operations personnel. Net Operating Income ("NOI") is defined as total property revenues less Direct Property Operating Costs.

OVERVIEW:

    In 1995, the Operating Partnership continued executing its strategy of acquiring suitably located, under-performing facilities that offer upside potential due to low occupancy rates or non-premium pricing. During the year, the Operating Partnership invested $220 million in acquiring 63 facilities. In addition, the Operating Partnership pursued development opportunities in selective markets, specifically the San Francisco, Memphis, and Washington, D.C. areas. The Operating Partnership invested $4.7 million in acquiring 11 parcels of land for expansion of existing facilities and $0.8 million acquiring a parcel of land to be developed. The 1995 financial results reflect the continuing implementation of this acquisition and development strategy.

    Contributions to the Operating Partnership's revenue growth came from successful execution of both external and internal growth strategies. The Operating Partnership continues to purchase properties on an accretive basis. Internal growth remained strong during 1995. The 96 properties owned at December 31, 1994 demonstrated total revenue growth of 7.2% and NOI growth of 4.6% over the pro forma 1994 results. The lower rate of NOI growth reflects the fact that the pro forma expense is based on the previous operator's expense structure for the period prior to acquisition, and the Operating Partnership's expense structure is generally higher than that of the previous operator. The Operating Partnership expects that when comparing its actual "same store" results, NOI growth will generally exceed revenue growth, similarly to the 67 facilities described herein. The Operating Partnership considers facilities to be suitable for a year-over-year results comparison only after four complete quarters of operation by the Operating Partnership. For example, if a facility was purchased in January of 1995, the Operating Partnership would consider it suitable for a year-over-year comparison beginning with the second quarter of 1996. The 67 properties owned by the Operating Partnership for the entire fourth quarter of 1994, experienced 5.2% rental income growth and 7.7% NOI growth for the fourth quarter of 1995 over the same quarter in 1994. The Operating Partnership believes that once it implements its property operations expense structure, its Direct Property Operations Costs should increase on a year-over-year basis in a more predictable pattern.

    In 1995, the Operating Partnership experienced cost growth principally in the areas of real estate tax and Indirect Property Operations Cost. The Operating Partnership's cost to manage, or Indirect Property Operations Cost, grew during 1995 to a year-end result of $3.3 million or 4.9% of total revenues. This was a result of the Operating Partnership's planning and structuring for continued growth. The Operating Partnership added four district offices during the year, and added regional coordinators and trainers at each of its four regional offices. The personnel additions allow the Operating Partnership to shift to the regional offices certain duties that were previously performed at the Partnership's home office. During the fourth quarter of 1995, the Operating Partnership began to experience growth in property tax expense as a result of revised assessments on acquired facilities. In the initial period following the Operating Partnership's purchase of a facility, the Operating Partnership is subject to reassessments which may result in increased real estate tax expense for the facility. While these increases are estimated by the Operating Partnership in underwriting the acquisitions of the facility, they may not actually be incurred by the Operating Partnership until generally 12-24 months after closing. In the periods that follow the initial reassessment, increases in property tax expense becomes more predictable.

    The Operating Partnership expects to continue implementing its strategies for growth in 1996. The addition of Indirect Property Operations Cost in 1995 will allow the Operating Partnership capacity to add more facilities in the future, assuming an even distribution of the facilities in the Operating
Partnership's existing markets. Acquisitions continue to be available at attractive capitalization rates and at prices that approximate replacement cost. Development efforts will intensify in 1996, with the Operating Partnership planning to have 500,000 square feet under development during 1996. This development includes expansion of existing facilities as well as new construction. The Operating Partnership considers a project to enter the development stage when it obtains a conditional contract on the land, which generally is subject to rezoning or special use permits. The Operating Partnership will normally not acquire land until it is satisfied it can obtain the entitlements required to develop a self-storage facility. Typical self-storage facility construction costs range from $22 to $25 per net rentable square foot. Land costs vary by location, with the Operating Partnership's past experience being $12 to $35 per buildable square foot. Soft costs, such as capitalized interest, can add $4 to $9 per net rentable square foot. The Operating Partnership's development policy requires a projected 12.5% return at stabilization, in order for the Operating Partnership to develop a facility. The Operating Partnership considers a property at stabilization when it reaches an 85% physical occupancy level, which generally occurs over an 18 - 24 month lease-up period. The 1996 development efforts are not expected to have a material impact on earnings.

    In 1996, the Operating Partnership anticipates funding its capital requirements through a contribution from the Company following the sale of 7.03 million shares of common stock of the Company at $31.30 per share to the Company's strategic alliance partner, Security Capital U.S. Realty, pursuant to a Stock Purchase Agreement entered into on March 1, 1996. In addition, the Operating Partnership anticipates filing a shelf registration statement relating to $250 million of unsecured, nonconvertible senior debt securities, which should enable the Operating Partnership to access the public debt markets efficiently at opportune times.

RESULTS OF OPERATIONS:

    YEAR ENDED DECEMBER 31, 1995, AS COMPARED TO PERIOD MARCH 24, 1994 (INCEPTION) THROUGH DECEMBER 31, 1994:

    In 1995, the Operating Partnership reported growth in revenue, income from property operations, and net income, respectively, of $42.2 million, $27.3 million, and $18.2 million over the prior period. Compared to pro forma results for 1994, the Operating Partnership's revenues grew $21.0 million, income from property operations increased $12.2 million and net income rose $5.9 million. These significant increases are primarily attributable to both the Operating Partnership's aggressive acquisition strategy and aggressive rental rate increases. Facility acquisitions during 1995, by quarter, were as follows (dollar and square footage amounts in thousands):

                                                                                         NET
                                                              NUMBER OF               RENTABLE
1995                                                          FACILITIES     COST    SQUARE FEET
- ------------------------------------------------------------  ----------   --------  -----------
Quarter ended March 31,.....................................       2       $  7,080       180
Quarter ended June 30,......................................      34        119,788     2,248
Quarter ended September 30,.................................      14         56,682     1,110
Quarter ended December 31,..................................      13         36,450       890
                                                                  --
                                                                           --------     -----
                                                                  63       $220,000     4,428
                                                                  --
                                                                  --
                                                                           --------     -----
                                                                           --------     -----

    YEAR ENDED DECEMBER 31, 1995, AS COMPARED TO PERIOD MARCH 24, 1994 (INCEPTION) THROUGH DECEMBER 31, 1994, CONTINUED:

    These acquisitions added 44,000 units, bringing the total square feet and units of the 159 facilities owned by the Operating Partnership at December 31, 1995 to 10,715,000 and 105,000, respectively. For the year, the 96 facilities owned on December 31, 1994, provided 74% of the Operating Partnership's rental income. These facilities' rental income grew 9.1% over pro forma 1994 results. Approximately 8% of this growth was provided by rate increases. At December 31, 1995, the physical and economic occupancy and rent per square foot on these facilities was 88%, 81%, and $9.24, respectively. The Operating Partnership's portfolio as a whole had average occupancy at December 31, 1995, of 88% physical and 81% economic, with an average rent per square foot of $8.93.

    Management income increased $365 thousand over the prior period, and $216 thousand over the 1994 pro forma results. The pro forma variance reflects the addition of three managed facilities and management during the year of facilities that were subsequently purchased by the Operating Partnership.

    Other Income, which consists primarily of sales of lock and packaging products and truck rentals, increased 4% over the prior period. This increase reflects primarily the growth in the number of facilities owned.

    Cost of property operations and maintenance was 27.2% of revenue for 1995 as compared to 26.5% for the prior period. This increase reflects the addition of Indirect Property Operations Cost to support the level of growth experienced in 1995 and planned in 1996.

    Real estate taxes were 7.2% of revenue for 1995 as compared to 6.5% for the prior period and 6.8% for the pro forma results. This growth as a percentage of revenue reflects the impact of reassessments on the properties purchased during 1994 and 1995. The majority of the increase is attributable to reassessments on acquisitions with the remainder attributable to increased tax rates or reassessments on properties owned for a full year. The Operating Partnership expects continued modest real estate tax expense growth as a percentage of revenues in 1996.

    Direct Property Operating Cost was 29.9% of rental income, both on the 96 properties owned at December 31, 1994 and the portfolio as a whole. The property level margins remained consistent from 1994 to 1995.

    General and Administrative ("G&A") expense declined as a percentage of total revenue as compared to the prior period and was consistent as compared to the 1994 pro forma results. 1995 G&A expense was $2.6 million, or 3.8% of total revenue as compared to $1.4 million or 5.3% in the prior period. G&A was $762 thousand for the quarter ended December 31, 1995 and the Operating Partnership expects that the expense will decline further as a percentage of revenue in 1996, while the gross expense will grow as the Operating Partnership expands its accounting, management information systems, and human resource departments, in connection with its ongoing growth strategy.

    YEAR ENDED DECEMBER 31, 1995, AS COMPARED TO PERIOD MARCH 24, 1994 (INCEPTION) THROUGH DECEMBER 31, 1994:

    The increase in depreciation and amortization to $8.6 million from $2.9 million in the prior period and $5.7 million on a pro forma basis reflects the Operating Partnership's acquisition of $220 million of facilities in 1995. In addition, the Operating Partnership amortized $903 thousand of the loan fees related to short term borrowings in 1995. As of December 31, 1995, the Operating Partnership has unamortized loan fees of approximately $230 thousand.

    Interest expense was $3.0 million in 1995, a $1.6 million increase over the prior period. 1995 interest expense represents weighted average borrowings of $47.2 million under the Operating Partnership's lines of credit at a weighted average interest rate of 6.4%.

    Interest income in 1995 was $166 thousand, as compared to $658 thousand in 1994. 1995 interest income represents earnings on overnight deposits and amounts outstanding under the 1995 Employee Stock Purchase and Loan Plan, while the prior period reflected the temporary investment of a portion of the proceeds from the Company's two common stock offerings during the Period.

    PERIOD MARCH 24, 1994 (INCEPTION) THROUGH DECEMBER 31, 1994:

    The Operating Partnership reported rental income of $24.7 million, income before minority interest of $12.3 million and net income of $12.1 million during the Period. These results reflect the significant portfolio expansion that occurred during 1994. On March 23, 1994, 17 facilities were contributed by the Company (the "Original Properties") to the Operating Partnership. Property acquisitions by quarter were as follows (dollar and square footage amounts in thousands):

                                                                                         NET
                                                              NUMBER OF               RENTABLE
1995                                                          FACILITIES     COST    SQUARE FEET
- ------------------------------------------------------------  ----------   --------  -----------
Quarter ended March 31,.....................................      26       $ 65,193     1,743
Quarter ended June 30,......................................      12         25,004       596
Quarter ended September 30,.................................      12         40,796       797
Quarter ended December 31,..................................      29         83,831     1,991
                                                                  --
                                                                           --------     -----
                                                                  79       $214,824     5,127
                                                                  --
                                                                  --
                                                                           --------     -----
                                                                           --------     -----

    The rental revenues reflect the weighted average per square foot rent increases ranging from 4.9% for some of the facilities acquired during the second quarter to 6.9% for facilities acquired during the first quarter.

    There were no rent increases implemented at three of the facilities acquired during the quarter ended June 30 nor at any of the facilities acquired during the quarters ended September 30 and December 31. The Operating Partnership generally operates an acquisition facility for three to six months prior to implementing rent increases. At December 31, 1994, the Operating Partnership's physical and economic occupancy and rent per square foot were 87%, 81% and $8.53, respectively.

    Cost of operations and maintenance expense was $6.9 million, or 26.5% of revenue. The expense reflects the direct cost of operating the 96 properties owned by the Operating Partnership at December 31, 1994. The ratio is approximately 4% higher than the pro forma ratio in the Company's Prospectus, dated September 22, 1994. The 4% increase reflects the Operating Partnership's level of acquisition during the fourth quarter as there tends to be a slight time lag between the cost structure the Operating Partnership puts in place at an acquisition facility and the related impact of the Operating Partnership's rent increases.

    Real estate tax expense was $1.7 million or 6.5% of revenue. The Operating Partnership evaluates real estate taxes on a property by property basis and appeals assessments where it deems the action warranted.

    General and Administrative expense was $1.4 million in 1994, reflecting growth in the number of facilities owned.

    The 1994 depreciation expense of $2.9 million reflects the expansion in the number of facilities owned. The facilities acquired during the Period had an average depreciable base of 73% of cost.

    Interest expense was $1.4 million. The Operating Partnership had a weighted average of approximately $20.5 million in debt outstanding during the Period at a weighted average interest rate of 6.8%.

    Interest income was $0.7 million reflecting the temporary investment of a portion of the proceeds contributed by the Company from the Company's two common stock offerings during the Period.

    YEAR ENDED DECEMBER 31, 1995, RESULTS OF THE OPERATING PARTNERSHIP AS COMPARED TO THE COMBINED (HISTORICAL) YEAR ENDED DECEMBER 31, 1994 RESULTS OF THE PREDECESSOR AND THE OPERATING PARTNERSHIP:

    Rental Income increased $39.4 million (146%) primarily as a result of rental rate increases, and an increase in the number of facilities owned as a result of the Operating Partnership acquiring 63 facilities during fiscal year 1995. Management income increased $.18 million (20%) reflecting the addition of three managed facilities and management during the year of facilities that were subsequently purchased by the Operating Partnership.

    Cost of property operations and maintenance increased $10.8 million (142%) as a result of an increase in the number of facilities owned during fiscal year 1995. Cost of property operations and maintenance was 27.2% of revenue for 1995 as compared to 26.9% for the combined 1994 period.

    YEAR ENDED DECEMBER 31, 1995, RESULTS OF THE OPERATING PARTNERSHIP AS COMPARED TO THE COMBINED (HISTORICAL) YEAR ENDED DECEMBER 31, 1994 RESULTS OF THE PREDECESSOR AND THE OPERATING PARTNERSHIP:

    Real estate taxes increased $3.1 million (166%) as a result of additional expenses due to acquisitions of 63 facilities during fiscal year 1995 and the impact of property reassessments. Real estate taxes were 7.2% of revenue for 1995 as compared to 6.5% for the combined 1994 period.

    General and administrative (G&A) expense increased $.9 million (51%) as a result of additional expenses incurred to support the Operating Partnership's aggressive growth strategy. G&A expense was 3.8% of revenue for 1995 as compared to 6.0% for the combined 1994 period. This decline as a percentage of revenue reflects an overall increase in revenue over the prior year.

    Depreciation and amortization expense increased $5.5 million (175%) due to the acquisition of $220 million of facilities in 1995, as well as the impact of recognizing a full years of depreciation on the facilities acquired in the prior period.

    Interest expense increased $.4 million reflecting the changes in the Operating Partnership's debt structure between the periods.

    COMBINED (HISTORICAL) YEAR ENDED DECEMBER 31, 1994 RESULTS OF THE PREDECESSOR AND THE OPERATING PARTNERSHIP, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1993 RESULTS OF THE PREDECESSOR:

    Rental Income increased $17.0 million (170%) primarily as a result of rental rate increases, and an increase in the number of facilities owned as a result of the Operating Partnership acquiring 79 facilities during fiscal year 1994. Management income increased $.04 million (4%) reflecting growth in revenues at managed properties.

    Cost of property operations and maintenance increased $4.5 million (144%) as a result of the Company operating 96 facilities during 1994, as compared to 17 facilities in 1993. Cost of property operations and maintenance was 26.9% of revenue for the combined 1994 period as compared to 28.0% for 1993.

    Real estate taxes increased $1.2 million (169%) as a result of an increase in the number of properties owned during the combined periods of 1994. Real estate taxes were 6.5% of revenue for the combined 1994 period as compared to 6.1% for 1993. General and administrative (G&A) expense increased $.9 million (104%) as a result of additional expenses incurred to support the current and future growth in the number of facilities and the related increased requirements for accounting, management information systems, and administrative personnel. G&A expense was 6.0% of revenue for the combined 1994 period, as compared to 7.4% for 1993.

    PRO FORMA RESULTS OF OPERATIONS FOR THE PERIOD JANUARY 1, 1994 THROUGH DECEMBER 31, 1994:

    Depreciation and amortization expense increased $1.8 million (138%) as the Operating Partnership acquired 79 facilities for approximately $214 million during 1994.

    Interest expense decreased $1.8 million as a result of the Predecessor's outstanding mortgage debt balance being significantly reduced through the use of the proceeds from the Company's March 1994 initial public offering.

    PRO FORMA FOR THE PERIOD JANUARY 1, 1994 THROUGH DECEMBER 31, 1994:

    The Operating Partnership believes that pro forma results of operations provide a meaningful and relevant understanding of the Operating Partnership's results as if it had been operating since January 1, 1994. The following pro forma results of operations were prepared as if: (i) the sale in the IPO of
6.325 million shares of the Company's common stock for aggregate proceeds of approximately $125.8 million, the related transactions and the contributions of the proceeds to the Operating Partnership, (ii) the sale of 5.980 million shares of the Company's common stock for aggregate proceeds of approximately $155.5 million in a secondary offering, the related transactions, and the contributions of the proceeds to the Operating Partnership, and (iii) the acquisition of the 79 facilities acquired during the year, had taken place on January 1, 1994.

    The pro forma information is not necessarily indicative of the results of operations which may have occurred if such transactions had been consummated on January 1, 1994, nor does it purport to represent the results of operations for future periods.

(AMOUNTS IN THOUSANDS)
Revenues:
  Rental income.............................................  $45,093
  Management income.........................................      856
  Other income..............................................    1,045
                                                              -------
    Total revenues..........................................   46,994
                                                              -------
Expenses:
  Cost of property operations and maintenance...............   11,328
  Real estate taxes.........................................    3,206
  General and administrative................................    1,794
  Depreciation and amortization.............................    5,738
                                                              -------
    Total expenses..........................................   22,066
                                                              -------
Income from operations 24,928
Other income (expense)
  Interest expense..........................................     (446)
  Interest income...........................................       23
                                                              -------
Net income before minority interest.........................  $24,505
                                                              -------
                                                              -------

LIQUIDITY AND CAPITAL RESOURCES:

    CAPITAL RESOURCES:

    On March 1, 1996, the Company entered into a Stock Purchase Agreement with Security Capital U.S. Realty (US Realty), an affiliate of Security Capital Group. Under the Stock Purchase Agreement and pursuant to the terms and conditions thereof, US Realty will invest a total of $220 million in the Company, initially place two of its nominees on the Company's Board of Directors, one of whom the Company has been informed will be William D. Sanders, Chairman of the Board and Chief Executive Officer of Security Capital Group, and make available to the Company certain strategic advice, research and related information and expertise (the "Strategic Alliance"). As part of the transaction, on March 19, 1996, the Company issued to US Realty 1,948,882 shares of Common Stock, approximately 10.0% of the outstanding Common Stock, at a price of $31.30 per share, plus a purchase price adjustment for accrued dividends, and contributed the proceeds to the Operating Partnership. At the same time, the Company executed a Strategic Alliance Agreement and a Registration Rights Agreement with US Realty.

    The Company believes that the Strategic Alliance represents an attractive opportunity to improve long-term shareholder value by providing the Company with access to significant additional financial and strategic resources not otherwise readily available to it, thereby enhancing the Company's short-term and long-term growth prospects and better positioning it to capitalize on opportunities as the REIT industry matures.

    After the Strategic Alliance has been approved by the shareholders of the Company, and prior to December 31, 1996, the Company will issue to US Realty an additional 5,079,872 shares of the Company's common stock at the same price. After acquiring the additional shares (and assuming no other change in the number of outstanding shares), US Realty will own approximately 28.6% of the outstanding Common Stock. The Company has agreed to submit to the shareholders a proposal to amend the ownership limitations of the Company's Charter to permit US Realty to acquire up to 37.5% of the Company's capital stock. The Strategic Alliance, the amendment, and certain related transactions are expected to be submitted to shareholders for approval at the Company's 1996 annual meeting. Pursuant to the terms of the Partnership Agreement, the Company intends to contribute proceeds received from US Realty to the Operating Partnership.

    The Operating Partnership expects to finance the acquisition and development of self-storage facilities primarily through the Company's issuance of equity securities and the contribution of the proceeds to the Operating Partnership by the Company, and the Operating Partnership issuance of debt securities. As described above under "Strategic Alliance with Security Capital U.S. Realty," pursuant to the Strategic Alliance with US Realty the Company issued to US Realty 1,948,882 shares of common stock for $61 million on March 19, 1996, and expects to issue an additional 5,079,872 shares of common stock for $159 million on or prior to December 31, 1996.

    The Operating Partnership anticipates filing a shelf registration statement relating to $250 million of unsecured, nonconvertible debt securities. In addition, the Company has outstanding a shelf registration statement covering approximately $75 million of unallocated equity securities. These registration statements should permit the Operating Partnership and the Company to access the public capital markets efficiently when it deems appropriate.

    The Operating Partnership anticipates using the proceeds of the Company's common stock issuance to U.S. Realty for acquisition and development of self-storage facilities. The proceeds from any debt or equity offering by the Operating Partnership or the Company would be used to repay borrowings under the Operating Partnership's lines of credit used to finance acquisitions or development and for general purposes. As a general matter, the Operating Partnership anticipates utilizing its lines of credit as an interim source of funds to acquire and develop self-storage facilities and repaying the credit lines with longer-term debt or equity when management determines that market conditions are favorable. The Operating Partnership believes that the combination of the Company's common stock issuance pursuant to the Strategic Alliance, and debt or equity issuances pursuant to the shelf registration statements, in addition to borrowings under its credit facilities and issuances of Operating Partnership Units, as described below, will provide the Operating Partnership with necessary liquidity and capital resources to meet the requirements of its operating strategies in 1996.

    On February 8, 1995, the Operating Partnership entered into a Credit Agreement for a $55 million unsecured revolving line of credit (the "Line") with a financial institution acting as an agent for a group of lenders. On October 31, 1995, the First Amendment to the Credit Agreement was entered into by the Operating Partnership increasing the aggregate commitment available under the Line to $75 million. The Line had an initial termination date of February 8, 1996, with the Operating Partnership having an option to extend the term for two successive one-year periods. The Operating Partnership has exercised that right and has extended the maturity on the Line to February 1997. The Line bears interest at various spreads (75 basis points at March 1, 1996) over LIBOR based on the Operating Partnership's debt service coverage. On December 31, 1995, the Operating Partnership entered into a $25 million unsecured term loan facility (the "Facility") with the same agent as on the Line. The Facility has a maturity date of December 21, 1996, and bears interest at various spreads (135 basis points at March 1, 1996) over LIBOR.

    In addition to the $75 million Line, the Operating Partnership has a $30 million unsecured line of credit with a commercial bank with an initial maturity date of July 1, 1996. This line of credit was increased from $15 million to $23 million in November 1995 and increased to $30 million after year end. In connection with the last increase, the lender released its security interest in 13 self-storage facilities that previously had been pledged by the Operating Partnership. This line of credit, at the option of the Operating Partnership, bears interest at Prime or LIBOR plus 2.25%.

    The Operating Partnership assumed a $2.4 million mortgage on a facility acquired during September 1995. The mortgage bears interest at 8.375% and matures in 2006.

    At December 31, 1995, the Operating Partnership had $3.4 million of fixed rate debt maturing in 2001, $2.3 million of fixed rate date maturing in 2006, and $.9 million of floating rate debt maturing in

1999. The Operating Partnership does not believe it has significant refinancing or interest rate risk on its debt. At December 31, 1995, the Operating
Partnership had $15.4 million available under the $23 million line of credit with a commercial bank.

    During 1995, the Operating Partnership revised its debt policy. The Operating Partnership's policy limits indebtedness at time of incurrence to the lesser of 50% of its total assets at cost or the amount that will sustain a minimum debt service coverage ratio of 3:1. In addition, following shareholder approval of the Strategic Alliance Agreement with US Realty, the Strategic Alliance Agreement with US Realty will restrict the Company, including the Operating Partnership, from incurring total consolidated indebtedness in an amount exceeding 60% of the market value of the total assets (generally defined as the sum of (i) the value of the Company's outstanding common stock at $31.30 per share, (ii) the Company's consolidated outstanding indebtedness, and (iii) net property acquisitions after March 1, 1996). The Operating Partnership does not anticipate operating at a debt level that would cause the debt-to-total assets ratio to exceed 40% for an extended period of time, and, consequently, does not believe that these restrictions will materially restrict its operations or have a material adverse effect on its financial condition or results of operations, though there can be no assurance that they will not do so in the future.

    On June 7, 1995, the Company issued 4.025 million shares of common stock raising net proceeds of approximately $107.6 million. Following the contribution of the proceeds to the Operating Partnership, the proceeds were used to repay $99.9 million of the Operating Partnership's indebtedness, and for portfolio acquisitions.

    During 1995, the Operating Partnership issued approximately 600,000 units of limited partnership interest ("Units") valued at approximately $18 million in connection with the acquisition of facilities. The Operating Partnership's acquisition of self-storage facilities using Units as consideration may partially defer the seller's tax liability.

    The Operating Partnership's investing activities during the year consisted primarily of the acquisition of 63 self storage facilities, a warehouse to be converted by the Operating Partnership into a self-storage facility, 11 expansion parcels of land at existing facilities and one parcel of land for development by the Operating Partnership.

    The Operating Partnership expects to incur approximately $1.2 million for scheduled maintenance and repairs during the next twelve months and approximately $5.9 million to conform facilities acquired during 1995 and 1994 to Operating Partnership standards.

    The Operating Partnership at December 31, 1995, had Partners Capital of approximately $385 million, a debt-to-equity ratio of 29.6% and a debt-to-total assets ratio of 22.4%.

    FUNDS FROM OPERATIONS

    The Operating Partnership believes FFO should be considered in conjunction with net income and cash flows to facilitate a clear understanding of its operating results. FFO is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO should not be considered as an alternative to net income as a measure of the Operating Partnership's financial performance or as an alternative to cash flows from operating activities as a measure of liquidity. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs. Effective January 1, 1996, the National Association of Real Estate Investment Trusts amended its definition of FFO. The Operating Partnership will begin presenting FFO under the amended definition for the first quarter 1996. As such, the Operating
Partnership's 1995 FFO and FFO per share may not be comparable to similarly titled measures of other REITs who may have chosen early adoption of the amended method of FFO computation. The pro forma FFO was prepared as if the IPO and the related formation transactions, including the acquisition of the 26 facilities, had occurred on January 1, 1994.

    The following table illustrates the components of the Operating Partnership's FFO for the year ended December 31, 1995, the period ending December 31, 1994 and pro forma for the year ended December 31, 1994 (in thousands except per share data):

                                                                 1995         1994        1994
                                                              HISTORICAL   HISTORICAL   PRO FORMA
                                                              ----------   ----------   ---------
Net income..................................................   $  30,420    $  12,137    $14,531
Depreciation of real property...............................       7,246        2,474      2,984
Amortization of non compete.................................         248          167        167
Amortization of lease guarantees............................         189          186        186
Amortization of loan fees...................................
Consolidated FFO............................................         903           55         55
                                                              ----------   ----------   ---------
                                                               $  39,006    $  15,019    $17,923
                                                              ----------   ----------   ---------
                                                              ----------   ----------   ---------

    The Company, as a qualified REIT, is required to distribute a substantial portion of its net income as dividends to its shareholders. In 1995, those distributions were approximately 85% of the Company's funds from operations. It is the intent of the Operating Partnership that cash distributions will be made for each fiscal year to enable the Company to meet its distribution requirements for qualification as a REIT. While the Operating Partnership's goal is to generate and retain sufficient cash flow to meet its operating, capital and debt service needs, its distribution requirements may require the Operating Partnership to utilize its bank lines of credit and other sources of liquidity to finance property acquisitions and development, and major capital improvements.

    The Operating Partnership believes that its liquidity and capital resources are adequate to meet its cash requirements for the next twelve months.

    FUTURE ACTIVITIES:

    The Company's strategic alliance with US Realty will not affect the Operating Partnership's business plan or growth strategies for 1996. However, the alliance has positively affected the Operating Partnership's access to capital. Pursuant to the terms of the alliance, US Realty will provide certain economic and market research, and assistance in capital strategy and formation. The Operating Partnership expects that this alliance will positively impact the formulation of the Operating Partnership's longer term strategic plan and its ability to execute its strategies.

    The Operating Partnership's external growth strategy is to increase the number of facilities owned by the Operating Partnership either by acquiring suitably located, under-performing facilities that offer potential for improvement of occupancy or rental rates, or by developing and constructing new facilities in favorable markets. The Operating Partnership, since its commencement, has made approximately $435 million of acquisitions. The Operating Partnership expects to continue investing at a consistent pace during 1996, seeking to acquire approximately 65-75 facilities. The Operating Partnership anticipates purchasing properties in 1996 at an average yield on trailing NOI of not less than 10%.

    The Operating Partnership will continue to selectively develop facilities in markets that are determined by management to be favorable. The Operating Partnership has budgeted commitments of approximately $30 million for development beginning in 1996. The development activities will consist of additions to existing facilities and construction of new facilities. The Operating Partnership, at December 31, 1995, had 12 parcels of land in its portfolio in various stages of development. The Operating Partnership has entered into an agreement to develop a self-storage facility in Northern Virginia, to be owned jointly by the Operating Partnership and an unaffiliated third party. The Operating Partnership estimates that its share of the construction expenses under the agreement will be approximately $6.5 million. The Operating Partnership expects to complete construction in April of 1996 and at December 31, 1995, had incurred costs of approximately $3.3 million. The Operating Partnership is converting a warehouse into a self-storage facility at an estimated cost of construction of $1 million. At December 31, 1995, the Operating Partnership had incurred construction costs of approximately $400 thousand, and expects to complete the facility by the end of the first quarter of 1996.

    At December 31, 1995, the Operating Partnership had 1,025,423 Limited Partnership Units outstanding. Certain Limited Partnership Units became redeemable beginning on March 23, 1995, for an amount equal to their then fair market value ($2.7 million, based upon a price per Unit of $32.625 at December 31, 1995) payable by the Operating Partnership either in cash or (at the Operating Partnership's option, based upon a determination by the Company's Board of Directors that the Operating Partnership's anticipated cash requirements and anticipated cash flow make a lump sum payment imprudent) by a promissory note payable in quarterly installments over two years with interest at the prime rate. Units held by other Limited Partners are redeemable, at the option of such Limited Partners, beginning on the first anniversary of their issuance, for amounts equal to the then fair market value of their Units ($11.3 million, based upon a price per Unit of $32.625 at December 31, 1995) payable by the Operating Partnership in cash or, at the option of the Operating Partnership, in shares of the Company's Common Stock at the initial exchange ratio of one share for each Unit. As of March 29, 1996, no Limited Partner has requested to redeem Units. It is anticipated that a source of funds for any such cash redemption will be retained cash flow or proceeds from the future sale of securities of the Operating Partnership or the Company or other Operating Partnership or Company indebtedness. The Company has granted registration rights to the holders of Units entitling them to require the Company to register under the Securities Act of 1933 any shares of the Company's common stock issued upon redemption of Units held by them.

    Portfolio  expansion  and repayment  of  principal on  Operating Partnership indebtedness represent the Operating Partnership's primary liquidity requirements. The Operating Partnership does not expect to generate sufficient funds from operating cash flow to meet such long-term liquidity needs and intends to finance them primarily through borrowings under its lines of credit, debt or equity offerings, or additional borrowings for such purpose.

    COMPETITION:

    The Operating Partnership monitors the development of self-storage facilities in its markets. The Operating Partnership has identified four markets in which potential overbuilding may be occurring. In three of these markets (Dallas, Atlanta, and Phoenix) the Operating Partnership may be required to reduce by 50% its normal yearly rental rate increase, and in one market, Albuquerque, the Operating Partnership may be unable to aggressively increase rates in 1996. All of these markets may also demonstrate a minimal reduction in the seasonal physical occupancy achieved throughout the year. As a result of the geographic diversity of the Operating Partnership's portfolio, the Operating Partnership does not expect the potential for excess supply in these markets to have a significant impact on its financial condition or results of operations.

    INFLATION:

    The Operating Partnership does not believe that inflation has had or will have a direct effect on its operations. Substantially all of the leases at the facilities allow for monthly rent increases which provide the Operating Partnership with the opportunity to achieve increases in rental income as each lease matures.

    SEASONALITY:

    The Operating Partnership's revenues typically have been higher in the third and fourth quarter primarily because the Operating Partnership increases its rental rates on most of its storage units at the beginning of May, and to a lesser extent because self-storage facilities tend to experience greater occupancy during the late spring, summer, and early fall months due to the greater incidence of moves during those periods. The Operating Partnership believes that its tenant mix, rental structure, and expense structure provide adequate protection against undue fluctuations in cash flows and net revenues during off-peak seasons. Thus, the Operating Partnership does not expect seasonality to materially affect distributions to unitholders.

    RECENT ACCOUNTING DEVELOPMENTS:

    In October of 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") was issued. The standard is effective for fiscal years beginning after December 15, 1995. The Operating Partnership anticipates continuing to elect expense recognition under APB 25, and disclosing pro forma net income, and earnings per unit information based on the FAS 123 fair value methodology.

                             SUSA PARTNERSHIP, L.P.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                             AS OF DECEMBER 31,
                                                                                          ------------------------
                                                                                             1995         1994
                                                                                          -----------  -----------
                                                                                           (AMOUNTS IN THOUSANDS,
                                                                                             EXCEPT UNIT DATA)
Investment in storage facilities, at cost:
  Land..................................................................................  $   139,603  $    74,544
  Buildings and equipment...............................................................      369,694      204,449
                                                                                          -----------  -----------
                                                                                              509,297      278,993
  Accumulated depreciation..............................................................      (14,561)      (7,224)
                                                                                          -----------  -----------
                                                                                              494,736      271,769
  Cash & cash equivalents...............................................................        2,802        3,278
  Other assets..........................................................................       11,987        4,385
                                                                                          -----------  -----------
    Total assets........................................................................  $   509,525  $   279,432
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                                   LIABILITIES & PARTNERS CAPITAL

Line of credit borrowings...............................................................  $   107,605  $     4,000
Mortgage notes payable..................................................................        6,670        4,373
Accounts payable & accrued expenses.....................................................        5,910        4,998
Rents received in advance...............................................................        3,680        2,038
Minority interest.......................................................................          524          133
                                                                                          -----------  -----------
    Total liabilities...................................................................      124,389       15,542
                                                                                          -----------  -----------
Partners' capital:
  General partnership units, 17,562,363 and 13,298,817 outstanding......................      364,947      254,340
  Limited partnership units, 1,025,423 and 406,890 outstanding..........................       26,916        9,550
  Notes receivable -- employees.........................................................       (6,727)     --
                                                                                          -----------  -----------
    Total partners' capital.............................................................      385,136      263,890
                                                                                          -----------  -----------
    Total liabilities and partners' capital.............................................  $   509,525  $   279,432
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                See notes to consolidated financial statements.

              SUSA PARTNERSHIP, L.P. (THE "OPERATING PARTNERSHIP")
                                      AND
                     STORAGE USA, INC. (THE "PREDECESSOR")
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          OPERATING PARTNERSHIP
                                                       ----------------------------          PREDECESSOR
                                                                     FOR THE PERIOD  ----------------------------
                                                                     MARCH 24, 1994  FOR THE PERIOD
                                                         FOR THE      (INCEPTION)     JAN. 1, 1994     FOR THE
                                                        YEAR ENDED      THROUGH         THROUGH       YEAR ENDED
                                                       DEC 31, 1995   DEC 31, 1994   MARCH 23, 1994  DEC 31, 1993
                                                       ------------  --------------  --------------  ------------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER UNIT DATA)
REVENUES:
  Rental income......................................   $   66,455     $   24,667      $    2,358     $   10,019
  Management income..................................        1,072            707             188            859
  Other income.......................................          480            460              52            311
                                                       ------------  --------------       -------    ------------
    Total revenues...................................       68,007         25,834           2,598         11,189
                                                       ------------  --------------       -------    ------------
EXPENSES:
  Cost of property operations and maintenance........       18,471          6,851             792          3,130
  Real estate taxes..................................        4,900          1,686             153            683
  General and administrative.........................        2,568          1,374             325            831
  Depreciation and amortization......................        8,586          2,882             244          1,313
                                                       ------------  --------------       -------    ------------
    Total expense....................................       34,525         12,793           1,514          5,957
                                                       ------------  --------------       -------    ------------
                                                       ------------  --------------       -------    ------------
INCOME FROM OPERATIONS...............................       33,482         13,041           1,084          5,232
OTHER INCOME (EXPENSE):
  Interest expense...................................       (3,004)        (1,404)         (1,195)        (4,432)
  Interest income....................................          166            658          --
                                                       ------------  --------------       -------    ------------
INCOME (LOSS) BEFORE MINORITY INTEREST...............       30,644         12,295            (111)           800
  Minority interest..................................         (224)          (158)            (54)          (351)
                                                       ------------  --------------       -------    ------------
NET INCOME (LOSS)....................................   $   30,420     $   12,137      $     (165)    $      449
                                                       ------------  --------------       -------    ------------
                                                       ------------  --------------       -------    ------------
NET INCOME PER UNIT..................................   $     1.87     $     1.28
                                                       ------------  --------------       -------    ------------
WEIGHTED AVERAGE UNITS OUTSTANDING...................       16,294          9,467
                                                       ------------  --------------       -------    ------------
                                                       ------------  --------------       -------    ------------

                See notes to consolidated financial statements.

              SUSA PARTNERSHIP, L.P. (THE "OPERATING PARTNERSHIP")
                                      AND
                     STORAGE USA, INC. (THE "PREDECESSOR")

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         OPERATING PARTNERSHIP
                                                      ----------------------------           PREDECESSOR
                                                                    FOR THE PERIOD  -----------------------------
                                                        FOR THE     MARCH 24, 1994                     FOR THE
                                                       YEAR ENDED    (INCEPTION)     JAN. 1, 1994     YEAR ENDED
                                                        DEC. 31,       THROUGH          THROUGH        DEC. 31,
                                                          1995      DEC. 31, 1994   MARCH 23, 1994       1993
                                                      ------------  --------------  ---------------  ------------
                                                                        (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income........................................   $   30,420    $     12,137      $    (165)     $      449
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization...................        8,586           2,882            244           1,313
    Minority interest...............................          224             158         --              --
    Changes in assets and liabilities:
      Other assets..................................       (4,009)         (4,385)          (809)           (591)
      Other liabilities.............................        2,554           7,036            393             218
                                                      ------------  --------------        ------     ------------
        Net cash provided by operating activities...       37,775          17,828           (337)          1,389
                                                      ------------  --------------        ------     ------------
                                                      ------------  --------------        ------     ------------
INVESTING ACTIVITIES:
  Acquisition and improvements of
   storage facilities...............................     (212,326)       (264,561)                          (655)
  Development of storage facilities.................       (4,842)           (327)        --              (3,095)
                                                      ------------  --------------        ------     ------------
        Net cash used in investing activities.......     (217,168)       (264,888)        --              (3,750)
                                                      ------------  --------------        ------     ------------
                                                      ------------  --------------        ------     ------------
FINANCING ACTIVITIES:
  Net borrowings under line of credit...............      103,605           4,000            450          --
  Proceeds from the issuance of bank
   notes............................................       --             --              --                 900
  Mortgage principal payments.......................          (79)            (40)           (44)            (71)
  Mortgage principal borrowing......................        2,376           4,413         --               2,970
  Increase (decrease) in payable to
   affiliates.......................................       --             --                 178            (589)
  Increase in deferred costs........................       --             --              --                (372)
  General partner contributions.....................      108,169         255,483         --              --
  Distributions to general partner..................      (33,414)        (13,070)          (397)           (350)
  Distributions to limited partners.................       (1,483)           (271)        --              --
  Distributions to minority interests...............         (257)           (177)        --              --
                                                      ------------  --------------        ------     ------------
        Net cash provided by financing activities...      178,917         250,338            187           2,488
                                                      ------------  --------------        ------     ------------
                                                      ------------  --------------        ------     ------------
  Net increase (decrease) in cash and equivalents...         (476)          3,278           (150)            127
                                                      ------------  --------------        ------     ------------
Cash and equivalents, beginning of period...........        3,278                            150              23
                                                      ------------  --------------        ------     ------------
                                                      ------------  --------------        ------     ------------
Cash and equivalents, end of period.................   $    2,802    $      3,278      $              $      150
Supplemental schedules of non-cash activities:
  Storage facilities acquired in exchange for
   Limited Partnership Units........................       17,978    $      9,611         --              --
  General Partnership Units in exchange for notes
   receivable.......................................   $    6,727         --              --              --

                See notes to consolidated financial statements.

                             SUSA PARTNERSHIP, L.P.
                  CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL

                                                                  GENERAL      LIMITED       NOTES        TOTAL
                                                                PARTNERSHIP  PARTNERSHIP  RECEIVABLE    PARTNERS'
                                                                  CAPITAL      CAPITAL     EMPLOYEES     CAPITAL
                                                                -----------  -----------  -----------  -----------
                                                                              (AMOUNTS IN THOUSANDS)
Initial capital contribution at March 24, 1994................   $ 109,969    $            $           $   109,969
Contribution of self-storage facilities in exchange for
 units........................................................      --            9,611       --             9,611
Capital contribution..........................................     145,514       --           --           145,514
Net income....................................................      11,927          210       --            12,137
Distributions.................................................     (13,070)        (271)      --           (13,341)
                                                                -----------  -----------  -----------  -----------
  Balance at December 31, 1994................................     254,340        9,550       --           263,890
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------
Capital contribution..........................................     114,896       --           --           114,896
Contribution of self-storage facilities in exchange for
 units........................................................      --           17,554       --            17,554
Issuance of units to employees in exchange for notes
 receivable...................................................      --           --           (6,727)       (6,727)
Net income....................................................      29,125        1,295       --            30,420
Distributions.................................................     (33,414)      (1,483)      --           (34,897)
                                                                -----------  -----------  -----------  -----------
  Balance at December 31, 1995................................   $ 364,947    $  26,916    $  (6,727)  $   385,136
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------

                See notes to consolidated financial statements.

                     STORAGE USA, INC. (THE "PREDECESSOR")
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                COMMON STOCK
                                         --------------------------                    NOTES                     DISTRIBUTIONS IN
                                           NUMBER OF                   PAID IN      RECEIVABLE-    ACCUMULATED     EXCESS OF NET
                                            SHARES        AMOUNT       CAPITAL       OFFICERS        DEFICIT          INCOME
                                         -------------  -----------  -----------  ---------------  ------------  -----------------
                                                               (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance at January 1, 1993.............            1     $       1       --             --          $   (3,562)         --
Dividends deemed cash distributions....       --            --           --             --             (11,012)         --
Capital contributions..................       --            --           --             --               1,462          --
Stock split............................          993             9       --             --                  (9)         --
Net income.............................       --            --           --             --                 449          --
                                                                             --             --                              --
                                                 ---           ---                                 ------------
Balance at December 31, 1993...........          994            10       --             --             (12,672)         --
                                                                             --             --                              --
                                                                             --             --                              --
                                                 ---           ---                                 ------------
                                                 ---           ---                                 ------------
Corporate reorganization adjustments...       --            --           --             --              (2,994)         --
Net loss...............................       --            --           --             --                (165)         --
                                                                             --             --                              --
                                                 ---           ---                                 ------------
Balance at March 23, 1994..............          994     $      10       --             --          $  (15,831)         --
                                                                             --             --                              --
                                                                             --             --                              --
                                                 ---           ---                                 ------------
                                                 ---           ---                                 ------------


                                             TOTAL
                                         SHAREHOLDERS'
                                            EQUITY
                                         -------------

Balance at January 1, 1993.............   $    (3,561)
Dividends deemed cash distributions....       (11,012)
Capital contributions..................         1,462
Stock split............................       --
Net income.............................           449

                                         -------------
Balance at December 31, 1993...........       (12,662)

                                         -------------
                                         -------------
Corporate reorganization adjustments...        (2,994)
Net loss...............................          (165)

                                         -------------
Balance at March 23, 1994..............   $   (15,821)

                                         -------------
                                         -------------

                See notes to consolidated financial statements.

                             SUSA PARTNERSHIP L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                  (AMOUNTS IN THOUSANDS, EXCEPT PER UNIT DATA)

1.  ORGANIZATION:
    SUSA Partnership, L.P. (the "Operating Partnership"), which commenced operation on March 23, 1994, is engaged in owning, developing, constructing and operating self-storage facilities throughout the United States. Storage USA, Inc. (the "Predecessor" See Note 11), a Tennessee corporation, was formed in 1985 to own, develop, construct and operate self-storage facilities throughout the United States. On March 23, 1994, the Predecessor completed an initial public offering (the "IPO") of 6,325,000 shares of common stock at $21.75 per share forming Storage USA, Inc. (the "Company"), the sole general partner in the Operating Partnership. The Company is a self-administered and self-managed real estate investment trust ("REIT").

    The results for the period prior to January 1, 1994, and for the period from January 1, 1994, through March 23, 1994 are presented for the Predecessor and are labeled as such on the financial statements.

    On March 23, 1994, the Company contributed substantially all of its net assets of approximately $109,969 to the Operating Partnership in exchange for an approximately 98.9% general partnership interest in the Operating Partnership. The Operating Partnership used the contribution from the Company to acquire 26 self-storage facilities from unrelated third parties, to acquire the outstanding partnership interests in five controlled facilities, and for working capital.

    In addition, the Operating Partnership formed SUSA Management, Inc. ("SUSA Management"), to provide self-storage management to third parties and certain ancillary services. The Operating Partnership owns 99% of the economic interest of SUSA Management.

    On September 29, 1994, the Company contributed approximately $145,514 to the Operating Partnership in exchange for approximately 5,980 units of interest in the Operating Partnership ("Units"). The Operating Partnership used the contribution from the Company to acquire 27 self-storage facilities from unrelated third parties, to retire approximately $33,200 of indebtedness, and for working capital. On June 7, 1995, the Company contributed $108,169 to the Operating Partnership in exchange for approximately 4,025 Units. The Operating Partnership used the contribution from the Company to acquire and repay debt related to the acquisition of 34 self-storage facilities.

    On October 31, 1995, the Company contributed $6,727 of notes receivable from employees who are officers of the Company to the Operating Partnership in exchange for approximately 230 Units. During 1995, the Company contributed approximately $219 of proceeds from various issuances of common stock in exchange for approximately 8 Units.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    BASIS OF PRESENTATION:

    The consolidated financial statements include the accounts of the Operating Partnership and SUSA Management. All intercompany balances and transactions have been eliminated. The financial statements reflect the segregation of the operating activities for the periods presented related to the Operating Partnership and the Predecessor, which has been accounted for on a basis consistent with the Operating Partnership except for the items noted in Note 12.

    USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of

                             SUSA PARTNERSHIP L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                  (AMOUNTS IN THOUSANDS, EXCEPT PER UNIT DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

    FEDERAL INCOME TAXES:

    No provision has been made for income taxes in the accompanying consolidated financial statements since such taxes, if any, are the responsibility of the individual partners.

    CASH AND CASH EQUIVALENTS:

    The Operating Partnership considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

    REVENUE RECOGNITION:

    Rental income and management income is recorded when due from tenants and customers. Rental income received prior to the start of the rental period is included in rents received in advance.

    INVESTMENT IN STORAGE FACILITIES:

    Storage facilities are recorded at cost. Depreciation is computed using the straight line method over estimated useful lives of 40 years for buildings and improvements, and three to ten years for furniture, fixtures and equipment. Expenditures for significant renovations or improvements which extend the useful life of assets are capitalized. Repairs and maintenance costs are expensed as incurred.

    During 1995, the Operating Partnership adopted Statement of Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets." The adoption of this standard had no impact on the Operating Partnership's financial statements. Impairment is evaluated based upon comparing the sum of the expected future cash flows (undiscounted and without interest charges) to the carrying value of the asset. If the cash flows is less, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the fair value of the asset.

    OTHER INCOME:

    Other income consists primarily of sales of storage-related merchandise (locks and packing supplies) and commissions from truck rentals.

    MINORITY INTEREST:

    The minority interest reflects the ownership interest of the limited partners in two facilities in which the Operating Partnership is the general partner. The limited partner's share of the net income of the Operating Partnership is charged to minority interest expense and increases the Operating Partnership's liability. Distributions to the limited partners reduces the Operating Partnership's liability.

    OTHER ASSETS:

    Included in other assets in 1995 and 1994, respectively, are $4,842 and $327 of costs related to two development projects, $257 and $63 due from affiliate, prepaid expenses, accounts receivable and intangible assets. The intangible assets at December 31, 1995 and 1994, respectively, consist primarily of loan acquisition costs of approximately $254 and $230, net of accumulated amortization of approximately $24 and $78, a covenant not to compete of $500, net of accumulated amortization of approximately $415 and $167, and minimum lease guarantees of approximately $189 and $186, which have

                             SUSA PARTNERSHIP L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                  (AMOUNTS IN THOUSANDS, EXCEPT PER UNIT DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) been fully amortized. Loan acquisition costs are amortized over the terms of the related debt, the covenant is amortized over the contract period of the agreement. Amounts under minimum lease guarantees on five of the Operating Partnership's facilities are amortized as earned.

    INCOME PER UNIT:

    Net income per unit is calculated using the weighted average number of Units outstanding during the period.

3.  INVESTMENT IN STORAGE FACILITIES:
    The following summarizes activity in storage facilities during the period:

COST:
  Balance at March 23, 1994......................................  $  54,762
  Property acquisitions..........................................    224,147
  Improvements...................................................         84
                                                                   ---------
  Balance at December 31, 1994...................................    278,993
  Property acquisitions..........................................    220,541
  Land acquisitions..............................................      5,733
  Improvements...................................................      4,030
                                                                   ---------
    Balance at December 31, 1995.................................  $ 509,297
                                                                   ---------
                                                                   ---------
ACCUMULATED DEPRECIATION:
  Balance at March 23, 1994......................................  $   4,695
  Additions during the year......................................      2,529
                                                                   ---------
  Balance at December 31, 1994...................................      7,224
  Additions during the year......................................      7,337
                                                                   ---------
    Balance at December 31, 1995.................................  $  14,561
                                                                   ---------
                                                                   ---------

    The aggregate cost of real estate facilities for federal income tax purposes was approximately $479,037 and $255,755 at December 31, 1995 and 1994, respectively.

                             SUSA PARTNERSHIP, L.P.

                  (Amounts in Thousands, Except Per Unit Data)

4.  MORTGAGE NOTES PAYABLE:
    Mortgage Notes payable consist of the following at December 31.

                                                               1995    1994
                                                              ------  ------
First mortgage note, payable in equal monthly installments
 of $34, including interest at 10.6%, through May 2001, with the remaining balance of $3,081 due June 2001..............  $3,428  $3,473
First mortgage note, payable in equal monthly installments
 of $28, including interest at 8.375%, through June 2006....   2,342
First mortgage note, interest only at prime plus 2% (9% at
 December 31, 1994) payable monthly through December 31,
 1998, with the balance due in full in January 1999.........             900
First mortgage note, payable in equal monthly installments
 of $8, including interest at 8.5%, through August 2000,
 with the remaining balance of $815 due September 2000......     900
                                                              ------  ------
    Total...................................................  $6,670  $4,373
                                                              ------  ------
                                                              ------  ------

    Principal payments are due as follows:

1996........................................................  $  214
1997........................................................     234
1998........................................................     255
1999........................................................     279
2000........................................................   1,094
Thereafter..................................................   4,594
                                                              ------
                                                              $6,670
                                                              ------
                                                              ------

5.  LINE OF CREDIT BORROWINGS:
    Line of credit borrowings at December 31, 1995, consists of $100,000 of borrowings under a $100,000 line of credit with a group of commercial banks, and $7,605 of borrowings under a $23,000 line of credit with a commercial bank. The balance at December 31, 1994, consists of $4,000 of borrowings under the $23,000 line. The $100,000 facility, consists of a $75,000 tranche with an initial termination date of February 8, 1996, and a $25,000 tranche with an initial termination date of April 21, 1996. On the $75,000 tranche, the Operating Partnership has an option to extend the term for two successive one year periods. On the $25,000 tranche, the Operating Partnership has an option to extend the term until December 21, 1996. Subsequent to year end, the Operating Partnership exercised its option on the $75,000 tranche and extended the maturity to February 8, 1997. This line bears interest at various spreads over a base rate based on the Operating Partnership's debt service coverage. The weighted average borrowings during the year was $41,662, the maximum borrowing outstanding under the line during the period was $100,000, and the weighted average interest rate during the year was 6.1%. The $23,000 line consists of an $8,000 tranche maturing on February 15, 1996, and a $15,000 tranche maturing on July 1, 1996. Both tranches, at the option of the Operating Partnership, bear interest at prime or LIBOR plus 2.25%, and are collateralized by mortgages on 13 facilities. The facilities have a net book value of $28,035. Subsequent to year end, the commercial bank agreed to release the mortgages, increase the line to $30,000 with an initial maturity of July 1,

                             SUSA PARTNERSHIP, L.P.

                  (AMOUNTS IN THOUSANDS, EXCEPT PER UNIT DATA)

5.  LINE OF CREDIT BORROWINGS: (CONTINUED)
1996, and continue the borrowing arrangement. During 1995 and 1994, respectively, the weighted average daily borrowings were $5,513 and $4,900, the maximum borrowings outstanding under the line were $21,700 and $11,500, and the weighted average interest rates were 8.9% and 6.5%.

    Under the terms of the agreements, the Operating Partnership is required to maintain certain financial ratios and a minimum net worth, as defined under the agreements.

    Interest is capitalized on accumulated expenditures relating to the development of certain qualifying properties. During 1995 and 1994, total cash paid by the Operating Partnership for the interest was $3,345 and $2,281, respectively, which includes $532 which was capitalized in 1995. No interest was capitalized in 1994.

6.  PRO FORMA FINANCIAL INFORMATION (UNAUDITED):
    The following unaudited pro forma statement of operations of the Operating Partnership is presented as if the 1995 capital contributions, and the acquisition of 63 properties during 1995 had occurred on January 1, 1995. This unaudited pro forma statement of operations is not necessarily indicative of what actual results of operations of the Operating Partnership would have been assuming such transactions had been completed as of January 1, 1995, nor does it purport to represent the results of operations for future periods.

    Pro forma for the year ended December 31, 1995

Revenues
Rental income...............................................  $81,875
Management income...........................................    1,072
Other income................................................    1,037
                                                              -------
    Total revenues..........................................   83,984
                                                              -------
Expenses
Cost of property operations and maintenance.................   22,385
Real estate taxes...........................................    6,171
General and administrative..................................    3,046
Depreciation and amortization...............................    9,579
                                                              -------
    Total expenses..........................................   41,181
                                                              -------
Income from operations......................................   42,803
Other income (expense):
  Interest expense..........................................   (7,679)
  Interest income...........................................      637
                                                              -------
Income before minority interest.............................  $35,761
                                                              -------
                                                              -------
Net Income per Unit.........................................  $  1.93
                                                              -------
                                                              -------

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS:
    The Operating Partnership's carrying amount and fair value of its financial instruments as of December 31, 1995 and 1994, respectively, were as follows:

    CASH AND CASH EQUIVALENTS:

    The carrying amount of $2,802 and $3,278 reported in the balance sheets for cash and cash equivalents approximates its fair value.

                             SUSA PARTNERSHIP, L.P.

                  (AMOUNTS IN THOUSANDS, EXCEPT PER UNIT DATA)

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS: (CONTINUED)
    MORTGAGE AND LINE OF CREDIT BORROWINGS:

    The carrying amount of $107,605 and $4,000 reported in the balance sheets for line of credit borrowings approximates their fair value. The fair value of the $6,670 and $4,373 of mortgage notes payable reported in the balance sheets is $7,003 and $4,631. These fair values were estimated using discounted cash flow analysis, based on the Operating Partnership's current incremental borrowing rate for similar types of borrowing arrangements.

    INTEREST RATE SWAP AGREEMENT:

    The Operating Partnership had entered into an interest rate swap agreement as more fully described in footnote 11. At December 31, 1995, the fair value of the agreement was ($3,547). This fair value represents the estimated amount the Operating Partnership would pay to terminate the swap at that date. The swap was terminated on March 8, 1996, and the Operating Partnership recognized a gain of $50 in connection with the termination. See footnote 11.

8.  COMMITMENTS AND CONTINGENCIES:

    LEASE AGREEMENTS:

    The Operating Partnership has various lease agreements for office space. Total future minimum rental payments on the office leases are $1,124: $222 in years one through three; and $229 in years four and five.

    PROPERTY DEVELOPMENT:

    The Operating Partnership has entered into an agreement to develop a self-storage facility in Northern Virginia. The facility will be owned by the Operating Partnership and an unaffiliated third party. Under the terms of the agreement, the Operating Partnership is required to fund the cost of construction, which is currently estimated to be approximately $6,500. At December 31, 1995, the Operating Partnership has incurred costs of approximately $3,290. The facility is expected to be complete by the middle of the second quarter of 1996.

    REDEMPTION OF LIMITED PARTNERSHIP UNITS:

    At December 31, 1995, there were 1,025,423 Units outstanding. Certain Units became redeemable on March 23, 1995, for an amount equal to their then fair market value ($2.7 million, based upon a price per Unit of $32.625 at December 31, 1995) payable by the Company either in cash or by a promissory note payable in quarterly installments over two years with interest at the prime rate. Units held by other Limited Partners are redeemable, at the option of such Limited Partners, beginning on the first anniversary of their issue, for amounts equal to the then fair market value of their Units ($11.3 million, based upon a price per Unit of $32.625 at December 31, 1995) payable in cash or, at the option of the Company, in shares of the Company's common stock at the exchange ratio of one share for each Unit.

9.  POST EMPLOYMENT BENEFIT PLAN:
    The Operating Partnership contributes to a 401(k) savings plan (a voluntary defined contribution plan) for the benefit of employees meeting certain eligibility requirements and electing participation in the plan. Each year the Operating Partnership is obligated to make a matching contribution on the employee's behalf equal to 50% of the participant's contribution to the plan, up to 2% of the participant's compensation. Operating Partnership profit sharing contributions to the plan are determined annually by the Operating Partnership. Operating Partnership contributions totaled $223 and $137 during 1995 and 1994, respectively.

                             SUSA PARTNERSHIP, L.P.

                  (AMOUNTS IN THOUSANDS, EXCEPT PER UNIT DATA)

10. PARTNERSHIP CAPITAL:
    The Company, as a corporate general partner, has Stock Option, Employee Stock Purchase and Loan, and Dividend Reinvestment and Stock Purchase Plans. Under the terms of the partnership agreement, all proceeds from the issuance of common stock under the plans are contributed to the Operating Partnership in exchange for Operating Partnership Units.

    STOCK OPTIONS (amounts not in thousands):

    The shareholders of the Company have approved and the Company has adopted the Storage USA, Inc. 1993 Omnibus Stock Incentive Plan. The Company has granted options to certain directors, officers and key employees to purchase shares of the Company's common stock at a price not less than the fair market value at the date of grant. There are 1,000,000 shares available to be issued under the plan. Generally, the optionee has up to ten years from the date of the grant to exercise the options. Plan activity is as follows:

                                                              NUMBER OF         PRICE
                                                               OPTIONS        PER SHARE
                                                              ----------   ---------------
Option outstanding:
  March 24, 1994............................................     --              --
  Granted...................................................   492,402     $21.75 - $24.75
  Exercised.................................................     --              --
  Canceled..................................................     --              --
                                                              ----------   ---------------
Options outstanding:
  December 31, 1994.........................................   492,402     $21.75 - $24.75
  Granted...................................................   220,750         $31.00
  Exercised.................................................    (4,500)    $21.75 - $24.75
  Canceled..................................................     --              --
                                                              ----------   ---------------
Options outstanding:
  December 31, 1995.........................................   708,652     $21.75 - $31.00
                                                              ----------   ---------------
                                                              ----------   ---------------

    At December 31, 1995, 525,486 options are exercisable under the plan.

    EMPLOYEE STOCK PURCHASE AND LOAN PLAN (AMOUNTS NOT IN THOUSANDS):

    In 1995, the Company issued 230,000 shares of its common stock under the 1995 Employee Stock Purchase and Loan Plan. Pursuant to the terms of the plan, the Company and certain officers entered into stock purchase agreements whereby the officers purchased common stock at the then current market price. The Company provides 100% financing for the purchase of the shares with interest at 7% per annum payable quarterly. The underlying notes are secured by the shares and mature in November 2002. Under the terms of the partnership agreement, all proceeds from the issuance of common stock under the plan are contributed to the Operating Partnership in exchange for Operating Partnership Units.

    DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN:

    In 1995, the Company adopted the Dividend Reinvestment and Stock Purchase Plan (the "Plan"). Under the Plan, the Company offers holders of its common stock the opportunity to purchase, through reinvestment of dividends or by additional cash payments, additional shares of its common stock. The shares of common stock for participants may be purchased from the Company at the greater of the average high and low sales price or the average closing sales price on the investment date or in the open market at 100% of the average price of all shares purchased for the Plan. During

                             SUSA PARTNERSHIP, L.P.

                  (AMOUNTS IN THOUSANDS, EXCEPT PER UNIT DATA)

10. PARTNERSHIP CAPITAL: (CONTINUED)
1995, 653 shares were issued under the Plan. Under the terms of the partnership agreement, all proceeds from the issuance of common stock under the plan are contributed to the Operating Partnership in exchange for Operating Partnership units.

11. SUMMARY OF PREDECESSOR SIGNIFICANT ACCOUNTING POLICIES:

    BASIS OF PRESENTATION:

    The accompanying combined financial statements for the periods prior to March 24, 1994 present only the "carved-out" accounts of the Predecessor comprised of the continuing assets, liabilities and operations of the Predecessor following the IPO, including 11 owned facilities and six controlled facilities (Original Facilities) and Storage USA Management Corporation (Management Corp.). All other accounts of the Predecessor were excluded since the business segments to which they relate were discontinued by the Company before the IPO. Due to common ownership and management of the Original Facilities and Management Corp., the historical financial statements have been accounted for as a group of entities under common control, which is similar to the accounting method used for a pooling of interest. All significant intercompany transactions and balances have been eliminated in the combined presentation. The financial information included herein may not necessarily reflect the financial position and results of operations of the Predecessor had it been a separate stand-alone entity during the periods prior to March 24, 1994.

    MINORITY INTEREST:

    The Predecessor financial statements include the accounts of six facilities (Selling Partnerships) which were owned by investment partnerships in which the Predecessor or its affiliates had a controlling interest. The ownership interest of the other partners in these partnerships is treated as a minority interest and reported as a liability of the Predecessor. Increases in minority interest are charged to operations.

    FEDERAL INCOME TAXES:

    The Predecessor was an S Corporation and thus was not subject to taxation at the corporate level. The self-storage facilities owned through the investment partnerships required the partners to include their respective share of profits and losses in their individual tax returns. Therefore, the statements of operations contain no provision for federal income taxes for any periods prior to March 24, 1994.

    SHAREHOLDERS' DEFICIT:

    The Predecessor's President and Chief Executive Officer contributed a portion of his interests in two of the Selling Partnerships in exchange for the satisfaction of his indebtedness to the Predecessor. The value attributed to his interest in the Selling Partnerships was determined on the same basis as the determination of payments made by the Predecessor to the unrelated limited partners in the Selling Partnerships.

    Corporate reorganization adjustments consist primarily of dividends deemed cash distributions, reclassification of certain minority interests, and other non-cash adjustments relating to the IPO.

    RELATED PARTY TRANSACTIONS:

    The Predecessor had demand notes payable to the Predecessor's founder, bearing interest at prime plus 2% (8% at December 31, 1993). These notes were collateralized by second mortgages on

                             SUSA PARTNERSHIP, L.P.

                  (AMOUNTS IN THOUSANDS, EXCEPT PER UNIT DATA)

11. SUMMARY OF PREDECESSOR SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) certain of the Original Facilities. Total interest expense to affiliates amounted to approximately $178 and $1,426 for period from January 1, 1994 to March 23, 1994 and the year ended December 31, 1993, respectively.

    OTHER:

    There was no significant Investment in Storage Facilities activity for the period from January 1, 1994 to March 23, 1994 and for the year ended December 31, 1993.

    Total cash paid for interest expense related to the mortgages payable and notes payable balances for the period from January 1, 1994 to March 23, 1994 and the year ended December 31, 1993 was $1,017 and $3,006, respectively.

12. SUBSEQUENT EVENTS:

    FORMATION OF STRATEGIC ALLIANCE:

    On March 1, 1996, the Company entered into a Stock Purchase Agreement with Security Capital U.S. Realty (US Realty), an affiliate of Security Capital Group. Under the Stock Purchase Agreement, subject to the terms and conditions thereof, US Realty will invest a total of $220,000 in the Company, initially place two of its nominees on the Company's Board of Directors, one of whom the Company has been informed will be William D. Sanders, Chairman of the Board and Chief Executive Officer of Security Capital Group, and make available to the Company certain strategic advice, research and related information and expertise (the "Strategic Alliance"). As part of the transaction, on March 19, 1996, the Company issued to US Realty 1,948,882 shares of Common Stock, approximately 10.0% of the outstanding Common Stock, at a price of $31.30 per share, plus a purchase price adjustment for accrued dividends. At the same time, the Company executed a Strategic Alliance Agreement and a Registration Rights Agreement with US Realty.

    After the Strategic Alliance has been approved by the shareholders of the Company, and prior to December 31, 1996, the Company will issue to US Realty an additional 5,079,872 shares of the Company's common stock at the same price for an aggregate of $159,000. After acquiring the additional shares (and assuming no other change in the number of outstanding shares), US Realty will own approximately 28.6% of the outstanding Common Stock. The proceeds of both fundings will be contributed to the Operating Partnership in exchange for additional Operating Partnership Units and used to support the acquisition and development of self-storage facilities.

    The Company has agreed to submit to the shareholders a proposal to amend the ownership limitations of the Company's Charter to permit US Realty to acquire up to 37.5% of the Company's capital stock. The Strategic Alliance, the amendment, and certain related transactions are expected to be submitted to shareholders for approval at the Company's 1996 annual meeting.

    PROPERTY ACQUISITIONS:

    Subsequent to December 31, 1995, the Operating Partnership has completed the acquisition of six self-storage facilities for approximately $21,460. In addition, the Operating Partnership purchased two land parcels for approximately $688. These acquisitions were financed through operating cash flows and borrowings under the $30,000 line of credit.

    INTEREST RATE SWAP AGREEMENT:

    In anticipation of a debt offering in 1996, the Operating Partnership entered into an interest rate swap agreement in October 1995, with the objective of reducing its exposure to future interest rate fluctuations. The agreement involved the exchange of a variable rate for a fixed rate interest payment

                             SUSA PARTNERSHIP, L.P.

                  (AMOUNTS IN THOUSANDS, EXCEPT PER UNIT DATA)

12. SUBSEQUENT EVENTS: (CONTINUED)
obligation. The agreement had a notional principal amount of $100,000, an effective date of March 1, 1996, and a maturity date of March 1, 2003. On March 8, 1996, the Operating Partnership closed the interest rate swap agreement and received proceeds of approximately $50. The Operating Partnership anticipates filing a $250,000 debt shelf registration statement on Form S-3 with the Securities and Exchange Commission. Upon successful completion of an offering of unsecured debt securities under the shelf, the Operating Partnership will recognize the gain as a yield adjustment over the life of the debt.

13. QUARTERLY FINANCIAL DATA (UNAUDITED):
    The following is a summary of quarterly results of operations for 1995 and 1994:

                                                               FIRST   SECOND    THIRD   FOURTH
1995                                                          QUARTER  QUARTER  QUARTER  QUARTER
- ------------------------------------------------------------  -------  -------  -------  -------
Revenue.....................................................  $12,312  $16,233  $18,667  $20,795
Net Income..................................................  $ 5,938  $ 6,992  $ 8,937  $ 8,553
Per Unit
  Net Income................................................  $  0.43  $  0.47  $  0.49  $  0.47

                                                               FIRST     SECOND     THIRD    FOURTH
1994                                                          QUARTER*   QUARTER   QUARTER   QUARTER
- ------------------------------------------------------------  --------   -------   -------   -------
Revenue.....................................................   $ 523     $ 6,376   $ 7,668   $11,267
Net Income..................................................   $ 245     $ 3,029   $ 3,128   $ 5,735
Per Unit
  Net Income................................................   $0.03     $  0.41   $  0.42   $  0.42

- ------------------------
* For the period March 24, 1994 (inception) to March 31, 1994 (See Note 1).

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
 and Shareholders of Storage USA, Inc.

    We have audited the accompanying consolidated balance sheets of SUSA Partnership, L.P. (the "Operating Partnership") as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 1995, and for the period from March 24, 1994, (inception) through December 31, 1994. We have also audited the accompanying combined statements of operations, shareholders' equity, and cash flows of Storage USA, Inc. (the "Predecessor") for the period from January 1, 1994 through March 23, 1994 and for the year ended December 31, 1993 (See
Note 1 and 11). These financial statements are the responsibility of the management of the Operating Partnership. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Operating Partnership as of December 31, 1995 and 1994, the consolidated results its operations and its cash flows for the year ended December 31, 1995 and for the period from March 24, 1994 (inception) through December 31, 1994 and the combined results of the Predecessor's operations and cash flows for the period from January 1, 1994 through March 23, 1994 and for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Baltimore, Maryland
January 26, 1996, except for
Note 5 and Note 12, as to which
the date is March 21, 1996

                             SUSA PARTNERSHIP, L.P.
                            SELECTED FINANCIAL DATA
                             (AMOUNTS IN THOUSANDS)

    The following table summarizes certain selected financial data for the Operating Partnership and its Predecessor. The results of operations of the Predecessor for the period January 1, 1994 to March 23, 1994, and the Operating Partnership for the period March 24, 1994 to December 31, 1994, have been combined. This financial data should be read in conjunction with the Operating Partnership's financial statements and notes thereto, and with Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                                                 PREDECESSOR
                                                                       PREDECESSOR              AND OPERATING
                                                              ------------------------------     PARTNERSHIP       OPERATING
                                                                                                  COMBINED*       PARTNERSHIP
                                                                 YEAR ENDED DECEMBER 31,        -------------     -----------
                                                              ------------------------------     YEAR ENDED       YEAR ENDED
                                                               1991       1992        1993          1994             1995
                                                              -------    -------     -------    -------------     -----------
Operating data:
  Total revenue.............................................  $ 6,732    $ 8,900     $11,189      $ 28,432         $ 68,007
  Net (loss) income.........................................  $(4,095)   $ 9,235(1)  $   449      $ 11,972         $ 30,420
  Net income per unit.......................................    --         --          --           --             $   1.87
  Distributions declared per unit...........................    --         --          --           --             $   2.04

Balance sheet data:
  Total assets..............................................  $51,900    $51,620     $55,253      $280,173         $509,525
  Total Borrowings..........................................  $47,500    $53,237     $65,753      $  8,373         $114,275

                                                                              OPERATING
                                                              PREDECESSOR    PARTNERSHIP
                                                              ------------   -----------
                                                              PERIOD FROM    PERIOD FROM
                                                               JANUARY 1,     MARCH 24,
                                                                1994 TO        1994 TO
                                                                MARCH 23     DECEMBER 31
                                                                  1994          1994
                                                              ------------   -----------
Operating data:
  Total Revenue.............................................     $2,598        $25,834
  Net (loss) income.........................................     $ (165)       $12,137

- ------------------------
 * The combined results for 1994 are presented unaudited as they represent the sum of the amounts derived by combining the audited results of the
    Predecessor for the period January 1, 1994 to March 23, 1994, and the audited results of the Operating Partnership for the period March 24, 1994 through December 31, 1994.

(1) Inclues a $12,279 gain from the early extinguishment of debt.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission registration fee..............  $  86,208
Accounting fees and expenses.....................................    100,000
Blue Sky fees and expenses.......................................     45,000
Legal fees and expenses..........................................    125,000
Printing.........................................................     50,000
Miscellaneous....................................................     18,792
                                                                   ---------
    TOTAL........................................................  $ 425,000
                                                                   ---------
                                                                   ---------

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

    The Second Amended and Restated Agreement of Limited Partnership, dated as of September 21, 1994 (the "Partnership Agreement"), of the Operating Partnership provides, generally, for the indemnification of an "indemnitee" against losses, claims, damages, liabilities, judgments, fines, settlements and other amounts (including reasonable expenses) that relate to the operations of the Operating Partnership unless it is established that (i) the act or omission of the Indemnitee was material and either was committed in bad faith or pursuant to active and deliberate dishonesty, (ii) the Indemnitee actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. For this purpose, the term "Indemnitee" includes any person made a party to a proceeding by reason of his status as a director or officer of the Operating Partnership, SUSA Management, Inc. or the Company, and such other persons (including affiliates of the Company or the Operating Partnership) as the Company, may designate from time to time in its discretion. Any such indemnification will be made only out of assets of the Operating Partnership, and in no event may an Indemnitee subject the limited partners of the Operating Partnership to personal liability by reason of the indemnification provisions in the Partnership Agreement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted pursuant to the foregoing provisions or otherwise, the Operating Partnership has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and, therefore, unenforceable. The Operating Partnership has purchased liability insurance for the purpose of providing a source of funds to pay the indemnification described above.

    The Company's Charter obligates it to indemnify and advance expenses to present and former directors and officers to the maximum extent permitted by Tennessee law. The Tennessee Business Corporation Act ("TBCA") permits a corporation to indemnify its present and former directors and officers, among others, against judgments, settlements, penalties, fines or reasonable expenses incurred with respect to a proceeding to which they may be made a party by reason of their service in those or other capacities if (i) such persons conducted themselves in good faith, (ii) they reasonably believed, in the case of conduct in their official capacities with the corporation, that their conduct was in its best interests and, in all other cases, that their conduct was at least not opposed to its best interests, and (iii) in the case of any criminal proceeding, they had no reasonable cause to believe that their conduct was unlawful.

    Any indemnification by the Company pursuant to the provisions of the Charter described above shall be paid out of the assets of the Company and shall not be recoverable from the shareholders. To the extent that the foregoing indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and, therefore, unenforceable. The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

    The TBCA permits the charter of a Tennessee corporation to include a provision eliminating or limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision cannot eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or (iii) for unlawful distributions that exceed what could have been distributed without violating the TBCA or the corporation's charter. The Company's Charter contains a provision eliminating the personal liability of its directors or officers to the Company or its shareholders for money damages to the maximum extent permitted by Tennessee law from time to time.

ITEM 16.  EXHIBITS


      4.1  Form of Indenture*

      4.2  Form of Debt Security (included in Exhibit 4.1)

       5   Opinion of Hunton & Williams*

      12   Statement regarding computation of ratios*

     23.1  Consent of Coopers & Lybrand L.L.P.

     23.2  Consent of Hunton & Williams (included in Exhibit 5)

      24   Power of Attorney (located on the signature page of this Registration Statement)

      25   Statement of Eligibility of Trustee on Form T-1*


- ------------------------
* Previously filed.

ITEM 17.  UNDERTAKINGS

    The undersigned registrants hereby undertake:

        (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; PROVIDED, HOWEVER, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by either of the registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;

        (3) To remove from registration  by means of a post-effective  amendment
    any   of  the  securities  being  registered  which  remain  unsold  at  the termination of the offering.

    The undersigned registrants hereby further undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants' annual reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of either of the registrants pursuant to the foregoing provisions or otherwise, the registrants have been advised that the in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by either of the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against either of the registrants by such director, officer or controlling person in connection with the securities being registered, the relevant registrant or registrants will, unless in the opinion of its or their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrants further hereby undertake that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of Maryland on the 23th day of July, 1996.

                                          SUSA PARTNERSHIP, L.P.

                                          By: STORAGE USA, INC., as
                                              general partner


                                          By:       /s/ THOMAS E. ROBINSON


                                             -----------------------------------

                                                     Thomas E. Robinson
                                                        PRESIDENT AND
                                                   CHIEF FINANCIAL OFFICER



Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on July 23, 1996.



                    SIGNATURE                           TITLE & CAPACITY
- --------------------------------------------------  -------------------------

                                                    Chairman of the Board,
                /s/ DEAN JERNIGAN*                   Chief Executive Officer
   -------------------------------------------       and Director (Principal
                  Dean Jernigan                      Executive Officer)

                                                    President, Chief
             /s/ THOMAS E. ROBINSON*                 Financial Officer and
   -------------------------------------------       Director (Principal
                Thomas E. Robinson                   Financial and Accounting
                                                     Officer)

   -------------------------------------------      Director
                Howard P. Colhoun

               /s/ MARK JORGENSEN*
   -------------------------------------------      Director
                  Mark Jorgensen

               /s/ JOHN P. MCCANN*
   -------------------------------------------      Director
                  John P. McCann

               /s/ DENNIS A. REEVE*
   -------------------------------------------      Director
                 Dennis A. Reeve

                /s/ HARRY J. THIE*
   -------------------------------------------      Director
                  Harry J. Thie

        *By:        /s/ THOMAS E. ROBINSON
        --------------------------------------
                      Thomas E. Robinson
                         Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                                            DESCRIPTION                                           PAGE NO.
- -------------  -------------------------------------------------------------------------------------------  -----------
        4.1    Form of Indenture*

        4.2    Form of Debt Security (included in Exhibit 4.1)

        5      Opinion of Hunton & Williams*

       12      Statement regarding computation of ratios*

       23.1    Consent of Coopers & Lybrand L.L.P.

       23.2    Consent of Hunton & Williams (included in Exhibit 5)

       24      Power of Attorney (located on the signature page of this Registration Statement)

       25      Statement of Eligibility of Trustee on Form T-1*


- ------------------------
* Previously filed.